As filed with the United States Securities and Exchange Commission on September 10, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CALFRAC WELL SERVICES LTD.
(Name of Subject Company)

Alberta, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

THRC HOLDINGS L.P.,
An affiliate of Wilks Brothers, LLC
(Bidder)

Common Shares
(Title of Class of Securities)

129584
(CUSIP Number of Class of Securities)

Matt D. Wilks
 C/O Wilks Brothers, LLC
17010 IH 20
Cisco, Texas 76437
Telephone: (817)-850-3600

(Name, address (including zip code) and telephone number (including area code)
of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

John F. Storz, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038 (212)-806-1299	Jeffrey Roy Cassels Brock LLP Suite 2100. Scotia Plaza 40 King Street West Toronto, Ontario Canada M5H 3C2 Tel: (416) 869-5407

September 9, 2020
(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S.$15,997,775.00	U.S.$2,077.00

(1)
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common shares of Calfrac Well Services Ltd., other than 28,720,172 common shares owned by THRC Holdings L.P., and its affiliates at a purchase price of Cdn.$0.18 per share, converted to United States dollars at an exchange rate of Cdn. $1.00 = U.S.$0.7603, which is the exchange rate as provided by Yahoo Finance on September 9, 2020. The number of common shares of Calfrac Well Services Ltd. outstanding, assuming exercise of all options for such common shares, is estimated to be 145,616,827.

(2)	The filing fee was calculated in accordance with General Instruction II.C to Schedule 14D-1F, by multiplying the transaction value by 0.0001298.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Offer to Purchase and Take-Over Bid Circular, dated September 9, 2020 (“Offer and Circular”), and the Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2. Informational Legends

See “Notice to Shareholders in the United States” in the Offer and Circular.

No securities tendered to the Offer will be taken up until (a) more than 50% of the outstanding securities of the class sought  (excluding those securities beneficially owned, or over which control or direction is exercised by the Offeror or its affiliates or any person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period under the applicable securities laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable.  If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities laws and extend the Offer for an additional minimum period of 10 days to allow for further deposits of securities.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Offer and this document do not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction.  However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

September 9, 2020

THRC HOLDINGS L.P.,

an affiliate of Wilks Brothers, LLC

OFFER TO PURCHASE FOR CASH
all of the issued and outstanding common shares of

CALFRAC WELL SERVICES LTD.

not already owned by THRC Holdings L.P. or its affiliates for

$0.18 PER COMMON SHARE

The Offer

This offer (the “Offer”) by THRC Holdings L.P. (the “Offeror” or “THRC”), an affiliate of Wilks Brothers, LLC (“Wilks”) is to purchase all of the issued and outstanding common shares (the “Calfrac Shares”) of Calfrac Well Services Ltd. (“Calfrac”) not already owned by THRC or its affiliates for $0.18 cash per Calfrac Share.

The Premium Cash Consideration

The Offer represents a premium of approximately 20% to the closing price of the Calfrac Shares on September 1, 2020, the last trading day prior to the announcement of the intention to make the Offer, and a premium of approximately 18.62% to the volume-weighted average price of the Calfrac Shares over the last 20 trading days ended on September 1, 2020. The Calfrac Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CFW”.

The Offer is open for acceptance until 4:00 p.m. (Toronto time) on December 23, 2020 (the “Expiry Time”), unless abridged, extended or withdrawn by the Offeror.

The Information Agent and Depositary for the Offer is:

North America Toll Free: 1-877-452-7184
Outside North America: +1-416-304-0211
Email: assistance@laurelhill.com

Conditions to the Offer

The Offer is subject to the conditions in Section 4 of the Offer, “Conditions of the Offer”. These conditions include, among other things, the condition that there must have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Calfrac Shares constituting at least 50% of the total number of Calfrac Shares outstanding, excluding those Calfrac Shares beneficially owned, or over which control or direction is exercised by the Offeror and its affiliates and any person acting jointly or in concert with the Offeror. This condition cannot be waived by the Offeror.

The Offer is also subject to the condition that the Management Transaction (as defined in the Circular), (i) shall have failed to be approved by the required majorities of the shareholders of Calfrac (“Shareholders”) at the Meeting (as such term is defined in the Circular) and, in particular, but without limitation, shall not have been approved by the majorities required pursuant to the Interim Order of the Court Of Queen’s Bench of Alberta (the “Court”) dated August 7, 2020 and pursuant to MI 61-101 (as such term is defined in the Circular); (ii) shall not have been approved by the Court; and (iii) shall have been terminated. This and the other conditions of the Offer, which may be waived by the Offeror, are described in Section 4 of the Offer, “Conditions of the Offer”. Subject to applicable Laws (as such term is defined in the Circular), the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Calfrac Shares deposited under the Offer if any condition of the Offer is not satisfied or waived at or prior to the Expiry Time. Subject to the terms and conditions of the Offer, the Offeror will take up and pay for the Calfrac Shares deposited under the Offer as soon as practicable after the Expiry Time.

How to Accept the Offer

Registered Shareholders who wish to accept the Offer must properly complete and execute the accompanying letter of transmittal (the “Letter of Transmittal”) (printed on blue paper), or a manually executed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with certificate(s) or DRS Advice(s) representing their Calfrac Shares, if applicable, and all other required documents, with the Depositary (as such term is defined in the Circular) at its office in Toronto, Ontario as specified in the Letter of Transmittal, in accordance with the instructions set out in the Letter of Transmittal (as set out in Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”). Alternatively, registered Shareholders may accept the Offer (i) by following the procedures for book-entry transfer of Calfrac Shares set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) where the certificate(s) representing such Calfrac Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary, by following the procedure for guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (printed on yellow paper), or a manually executed facsimile thereof.

Shareholders whose Calfrac Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Calfrac Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Calfrac Shares directly with the Depositary.

The cash payment to Shareholders will be denominated in Canadian dollars.

Shareholders should be aware that, during the currency of the Offer, the Offeror and its affiliates may, directly or indirectly, bid for and make purchases of Calfrac Shares or other securities of Calfrac as permitted by applicable Law.

The Offer is made only for Calfrac Shares and is not made for any Convertible Securities (as such term is defined in the Circular). Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the Convertible Security and subject to applicable Laws (as such term is defined in the Circular), exercise, convert or exchange the Convertible Securities sufficiently in advance of the Expiry Time in order to obtain certificates representing Calfrac Shares and deposit those Calfrac Shares pursuant to the Offer.

The information contained in this document speaks only as of the date of this document. THRC does not undertake to update any such information except as required by applicable Law. Information in this Offer and Circular related to Calfrac has been compiled from public sources.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent.

NOTICE TO CALFRAC SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “US Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the US Exchange Act or Regulation 14D promulgated by the United States Securities and Exchange Commission (the “SEC”) thereunder. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 promulgated under the US Exchange Act, in accordance with Canadian provincial and federal corporate and take-over offer rules. Shareholders resident in the United States (“U.S. Shareholders”) should be aware that such requirements are different from those of the United States applicable to tender offers under the US Exchange Act and the rules and regulations promulgated thereunder.

Shareholders should be aware that the disposition of Calfrac Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein, and Shareholders are encouraged to consult their tax advisors.  See “Certain Canadian Federal Income Tax Considerations” in Section 15 of the Circular.

NEITHER THE SEC OR ANY STATE SECURITIES COMMISSION IN THE UNITED STATES HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Any questions and requests for assistance or additional copies of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed by U.S. Shareholders to the Information Agent and Depositary at the telephone number and address set out below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

v

The Information Agent and Depositary for the Offer is:

FOR INQUIRIES

North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

FOR DEPOSITING SHARES

By Email: wilkscalfrac@laurelhill.com

By Facsimile Transmission: 1-416-646-2415

By Mail:

PO Box 370
STN Adelaide
Toronto, Ontario
M5C 2J5
Canada

By Registered Mail or Courier:

70 University Avenue, Suite 1440
Toronto, Ontario
M5J 2M4
Canada

September 9, 2020

Dear Fellow Calfrac Shareholders;

On September 1, 2020, we announced that we intended to make an offer to acquire all of Calfrac’s outstanding common shares (the “Calfrac Shares”) at a price of $0.18 per Calfrac Share. We are now pleased to provide you with that Offer.

We are making this Offer in order to provide you with a clear path to financial recovery if the Management Transaction is voted down at the Shareholders Meeting to be held on September 17, 2020, is not ultimately approved by the Court of Queen’s Bench of Alberta and Calfrac does not pursue the Wilks’ Superior Alternative Proposal.

The entrenched board and management of Calfrac have threatened you, stating (in their Management Information Circular dated August 17, 2020) that the Management Transaction is the only actionable alternative and that, if the Management Transaction is not approved, “…the Company may be required to consider or proceed with one or more alternative transactions that result in a reduced or no recovery to Shareholders.” Under the direct control of its Executive Chairman, Ron Mathison, Calfrac appears prepared to say anything to try to convince you to vote for the Management Transaction because, without your votes, Calfrac insiders cannot receive their significant and disproportionate recoveries.

The Offer provides Shareholders with an unobstructed path to a premium recovery and, in addition, the “Superior Alternative Proposal” which Wilks made to the Board of Calfrac on August 4, 2020 will remain available to Calfrac if the Management Transaction does not proceed.

On September 5, 2020 Institutional Investors Services Inc. (“ISS”) announced that it recommends that Shareholders vote AGAINST the Management Transaction at the Meeting. In making this recommendation, ISS noted that this Offer “…mitigates the risk associated with renewed debtholder negotiations” in the event the Management Transaction is voted down at the Meeting. ISS also made many of the same observations as other leading independent analysts including CIBC World Markets, BMO Capital Markets, Raymond James Ltd and Cormark Securities Inc. who have all noted the superior value that would be delivered to Shareholders under the “Superior Alternative Proposal”.

The Offer provides a highly attractive cash recovery to you even if Calfrac makes good on its implied threat to commence proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”).  Under the terms of the Offer, Shareholder recovery will NOT be threatened by a CCAA filing, provided all other terms of the Offer are satisfied. By voting Against the the Management Transaction Shareholders will preserve their opportunity to receive a premium recovery no matter what Calfrac does next.

The consideration per Calfrac Share under the Offer represents a 20% premium to the closing price of the Calfrac Shares on September 1. 2020, the day prior to the announcement of the intention to make the Offer and a premium to the value that you would receive if our Superior Alternative Proposal were implemented (based on current market prices).

 In contrast, the insider-driven Management Transaction provides the insider investors with the opportunity to convert their secured loan at $0.02665 per Calfrac Share, an 82% discount to the current market price of the Calfrac Shares, while protecting their downside risk via security over all of Calfrac’s assets.

The premium recovery will only be available to you if the Management Transaction does not proceed. We remind you to VOTE AGAINST THE MANAGEMENT TRANSACTION USING THE BLUE VOTING FORM THAT HAS BEEN SENT TO YOU BY US. You should also review our Proxy Circular dated August 24, 2020 which has been mailed to you and a copy of which has been posted to www.afaircalfrac.com and to Calfrac’s SEDAR profile.

Yours truly,

Wilks Brothers, LLC

“Matthew D. Wilks”

Matthew D. Wilks

FORWARD LOOKING STATEMENTS

Certain statements in the Offer and accompanying Circular under “Reasons to Accept the Offer”, “Purpose of the Offer”, and “Acquisition of Calfrac Shares Not Deposited Under the Offer”, in addition to certain statements contained elsewhere in the Offer and Circular are forward looking statements and are prospective in nature. Forward looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, or “continue” or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the Offeror’s expectations include, among other things, general business and economic conditions, industry risks and other risks identified in Calfrac’s public filings. Such forward looking statements should, therefore, be construed in light of such factors and the Offeror is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Law.

ADDITIONAL DISCLOSURE RE: PUBLIC BROADCAST EXEMPTION

Wilks is relying on the exemption under section 9.2(4) of National Instrument 51-102 - Continuous Disclosure Obligations and exemptive relief provided by the Alberta Securities Commission in an Order dated August 4, 2020 (the “Order”) to make this public broadcast solicitation. The following information is provided in accordance with corporate and securities laws applicable to public broadcast solicitations. This solicitation is being made by Wilks, and not by or on behalf of the management of Calfrac. Wilks has engaged Laurel Hill Advisory Group to act as communications advisor and proxy solicitation agent.

Based upon publicly available information, Calfrac’s registered office is at 4500, 855-2nd Street S.W. Calgary, Alberta, Canada, T2P 4K7, and its head office is at 411-8th Avenue S.W. Calgary, Alberta, Canada, T2P 1E3. Wilks is soliciting proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws (including the Order), conveyed by way of public broadcast, including press release, speech or publication, and by any other manner permitted under applicable Canadian laws. In addition, this solicitation may be made by mail, telephone, facsimile, email or other electronic means as well as by newspaper or other media advertising and in person. All costs incurred for the solicitation will be borne by Wilks.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS		ix

SUMMARY		1

The Offer		1

Reasons to Accept the Offer		1

The Offeror		2

Purpose of the Offer		2

Time for Acceptance		2

Manner of Acceptance		2

Conditions of the Offer		3

Payment for Deposited Calfrac Shares		3

Withdrawal of Deposited Calfrac Shares		3

Acquisition of Calfrac Shares Not Deposited Under the Offer		3

Certain Canadian Federal Income Tax Considerations		3

Information Agent and Depositary		4

THE OFFER		5

1.	The Offer	5

2.	Time for Acceptance	5

3.	Manner of Acceptance	6

4.	Conditions of the Offer	11

5.	Variation or Change of the Offer	12

6.	Payment for Deposited Calfrac Shares	14

7.	Withdrawal of Deposited Calfrac Shares	15

8.	Market Purchases	16

9.	Notices and Delivery	17

10.	Return of Calfrac Shares	17

11.	Changes in Capitalization, Dividends, Distributions and Liens	17

12.	Mail Service Interruption	18

13.	Other Terms of the Offer	19

CIRCULAR		21

1.	The Offeror	21

2.	Calfrac Well Services Ltd.	21

3.	Background to the Offer	22

4.	Reasons to Accept the Offer	25

5.	Purpose of the Offer	26

6.	Ownership of Securities of Calfrac	26

7.	Trading in Securities of Calfrac	27

8.	Exemption from Valuation Requirement; Prior Valuations	28

9.	Source of Funds	28

10.	Information Concerning the Calfrac Shares	29

11.	Dividends and Dividend Policy	29

12.	Regulatory Matters	30

13.	Acquisition of Calfrac Shares Not Deposited Under the Offer	34

14.	Agreements, Commitments or Understandings	38

15.	Certain Canadian Federal Income Tax Considerations	39

16.	Statutory Rights	44

17.	Depositary	45

18.	Expenses of the Offer	45

19.	Requirements of an Insider Bid	45

20.	Legal Matters	45

GLOSSARY		46

CONSENT OF CASSELS BROCK & BLACKWELL LLP		50

APPROVAL AND CERTIFICATE OF THRC MANAGEMENT LLC, GENERAL PARTNER OF THRC HOLDINGS LP		51

ii

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. You should read the Offer and Circular in their entirety. Certain capitalized and other terms used in this summary are defined in the Glossary. The information concerning Calfrac Well Services Ltd. contained in the Offer and Circular has been taken from or is based upon publicly available information filed with Canadian securities regulators and other public sources available at the time of the Offer. All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

The Offer

The Offer is made by THRC Holdings L.P. (the “Offeror” or “THRC”), an affiliate of Wilks Brothers, LLC (“Wilks”) to purchase, on and subject to the terms and conditions set forth in the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, all of the issued and outstanding Calfrac Shares not already owned by the Offeror or affiliates of the Offeror for $0.18 in cash per Calfrac Share.

The Offer is made only for Calfrac Shares and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the Convertible Security and subject to applicable Laws, exercise, convert or exchange the Convertible Securities sufficiently in advance of the Expiry Time in order to obtain certificates representing Calfrac Shares and deposit those Calfrac Shares pursuant to the Offer.

Reasons to Accept the Offer

Shareholders should consider a number of factors in deciding whether to accept the Offer, including:

•
The Offer provides Shareholders with a clear path to financial recovery and will nullify the threats made to Shareholders by the entrenched Board and management of Calfrac if the Management Transaction is voted down at Calfrac’s Shareholders Meeting and is not ultimately approved by the Court of Queen’s Bench of Alberta.

•
The Offer provides a highly attractive cash recovery to Shareholders if Calfrac makes good on its implied threat to commence proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) should the Management Transaction not proceed and Calfrac refuses to pursue Wilks’ Superior Alternative Proposal.

•
The consideration per Calfrac Share that is offered pursuant to the Offer represents a 20% premium to the market price of the Calfrac Shares on September 1, 2020, the last trading day prior to the date the intention to make the Offer was announced and is at a premium to the value that that Shareholders would receive if the Superior Alternative Proposal were implemented (based upon current market prices).

•
The consideration per Calfrac Share payable pursuant to the Offer represents an overwhelming premium to the value per Calfrac Share that Shareholders would receive if the Management Transaction were implemented (on the basis of current market prices).

•
The Offeror intends to take up and pay for Calfrac Shares under the Offer (to the fullest extent permitted by law) even if Calfrac files for protection from its creditors under the CCAA, provided all other conditions to the Offer are satisfied.

•
Wilks plans to keep the Company intact and focus on delivering the best outcomes for all stakeholders. Shareholders will have the opportunity to receive a premium pursuant to the Offer, a premium Shareholders are unlikely to see if the inferior Management Transaction is approved, especially given the poor track record of Calfrac’s current Board and management team. That leadership team has presided over the near-complete destruction of Shareholder and noteholder value through mismanagement and reckless financial over-leverage. Wilks believes remaining Shareholders and lenders would fare better with a significantly de-levered Calfrac under Wilks’ prudent and transparent leadership.

See Section 4 of the Circular, “Reasons to Accept the Offer”.

The Offeror

THRC is a limited partnership organized under the laws of the State of Texas. Its General Partner is THRC Management LLC, a corporation organized under the laws of the State of Texas. Wilks, through THRC and its other affiliates, is a significant, long-term shareholder of Calfrac, having first acquired Calfrac Shares in 2017. The Offeror, together with its affiliates, currently holds approximately 19.72% of the issued and outstanding Calfrac Shares.

Purpose of the Offer

The Offer is intended to enable the Offeror to acquire all of the Calfrac Shares it and its affiliates do not already own. See Section 5 of the Circular, “Purpose of the Offer”.

Time for Acceptance

The Offer is open for acceptance for the period commencing on the date hereof and ending at 4:00 p.m. (Toronto time) on December 23, 2020 or such earlier or later time or times and date or dates to which the Offer may be abridged or extended from time to time by the Offeror, in accordance with Section 5 of the Offer, “Variation or Change of the Offer”, unless withdrawn by the Offeror.

Manner of Acceptance

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal, or a manually signed facsimile thereof, and deposit it, together with certificate(s) or signed facsimile if with DRS advices, representing their Calfrac Shares at or prior to the Expiry Time at the office of the Depositary specified in the Letter of Transmittal. Detailed rules and instructions are contained in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery” using the accompanying Notice of Guaranteed Delivery. Shareholders whose Calfrac Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Calfrac Shares directly to the Depositary. However, a broker or other nominee through whom you own your Calfrac Shares may charge a fee to deposit Calfrac Shares on your behalf. You should consult your broker or other nominee to determine whether any charges will apply.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Calfrac Shares deposited under the Offer, or extend the period of time during which the Offer is open for acceptance and delay taking up and paying for any Calfrac Shares deposited under the Offer, unless all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or, where such conditions can be waived, are waived by the Offeror on or prior to the Expiry Time.

Subject to the terms and conditions of the Offer and applicable Laws, the Offeror will take up and pay for the Calfrac Shares deposited under the Offer as soon as practicable after the Expiry Time.

Payment for Deposited Calfrac Shares

If all of the conditions referred to in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or, where such conditions can be waived, are waived at the Expiry Time, the Offeror will become obligated to take up Calfrac Shares validly deposited under the Offer, and not withdrawn, immediately after the Expiry Time of the Offer, and will pay for Calfrac Shares taken up as soon as possible but in any event not later than three Business Days after taking up the Calfrac Shares. In accordance with applicable Law, the Offeror will extend the Offer for an additional period of ten (10) days following the initial Expiry Date (the “Mandatory Extension Period”) and may extend the Offer for one or more additional periods (“Optional Extension Periods”). The Offeror will take up and pay for Calfrac Shares deposited under the Offer during the Mandatory Extension Period and any Optional Extension Period within 10 days of such deposit. See Section 6 of the Offer, “Payment for Deposited Calfrac Shares”.

Withdrawal of Deposited Calfrac Shares

Any Calfrac Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Calfrac Shares have been taken-up by the Offeror.  Additional withdrawal rights may be available under other circumstances as required by applicable Law.  Except as otherwise provided in Section 7 of the Offer, “Withdrawal of Deposited Calfrac Shares”, or as required by applicable Law, all deposits of Calfrac Shares pursuant to the Offer are irrevocable.

Acquisition of Calfrac Shares Not Deposited Under the Offer

If sufficient Calfrac Shares are tendered pursuant to the Offer, the Offeror intends to acquire the remaining Calfrac Shares pursuant to the right of Compulsory Acquisition provided in the ABCA. If the Offeror acquires less than 90% of the Calfrac Shares (excluding the Calfrac Shares it or its affiliates currently own) subject to the Offer, or the right of Compulsory Acquisition is not available for any reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror may, at its option, pursue other means of acquiring the remaining Calfrac Shares not deposited under the Offer pursuant to a Subsequent Acquisition Transaction. See Section 13 of the Circular, “Acquisition of Calfrac Shares Not Deposited Under the Offer”.

Certain Canadian Federal Income Tax Considerations

Generally, a Resident Holder who disposes of Calfrac Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is exceeded by) the aggregate adjusted cost base to the Resident Holder of those Calfrac Shares immediately before the disposition.

Generally, a Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Calfrac Shares pursuant to the Offer, unless the Calfrac Shares are “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

The foregoing is a very brief summary of certain Canadian federal income tax considerations and is qualified in its entirety by Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations”, which provides a summary of the principal Canadian federal income tax considerations generally applicable to certain Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of the Calfrac Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Information Agent and Depositary

Laurel Hill Advisory Group (the “Information Agent” and the “Depositary”) is acting as depositary under the Offer and as such will receive deposits of certificates representing Calfrac Shares and accompanying Letters of Transmittal at the office specified in the Letter of Transmittal. The Depositary will receive the Notice of Guaranteed Delivery at its Toronto office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and making payment for Calfrac Shares purchased by the Offeror under the Offer. Depositing Shareholders will not be obligated to pay any fee or commission if they accept the Offer by transmitting their Calfrac Shares directly to the Depositary.

Laurel Hill Advisory Group has also been retained as the information agent for the Offer. The Information Agent may contact Shareholders by mail, telephone, email, facsimile or personal interview and may request banks, stockbrokers, investment dealers and other nominees to forward materials relating to the Offer to beneficial holders of Calfrac Shares. Questions and requests for assistance relating to the Offer may be directed to the Information Agent at the address and phone numbers set forth on the cover and the back pages of this Offer and Circular.

THE OFFER

TO:	THE SHAREHOLDERS OF CALFRAC WELL SERVICES LTD.	September 9, 2020

1.	The Offer

The Offer is made by THRC Holdings L.P. (the “Offeror” or “THRC”), an affiliate of Wilks Brothers, LLC (“Wilks”) to purchase, on and subject to the terms and conditions set forth in the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, all of the outstanding Calfrac Shares not already owned by the Offeror or affiliates of the Offeror, and including Calfrac Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time upon the conversion, exchange or exercise of any Convertible Securities, for $0.18 in cash per Calfrac Share.

Based on publicly available information, the Offeror believes that as of September 9, 2020 there were 145,616,827 Calfrac Shares 28. The Offeror and its affiliates currently beneficially own and exercise control or direction over 28,720,172 Calfrac Shares.

The Offer is made only for Calfrac Shares and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must exchange, exercise or convert such Convertible Securities in order to obtain certificates representing Common Shares and deposit those Common Shares under the Offer. Any such exchange, exercise or conversion must be sufficiently in advance of the Expiry Time to assure that the holders of such convertible securities will have Common Share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”.

Shareholders who do not deposit their Calfrac Shares under the Offer will not be entitled to any appraisal rights. However, any such holders who dissent from a Compulsory Acquisition or Subsequent Acquisition Transaction will have certain rights to seek a judicial determination of the fair value of their Calfrac Shares. See Section 13 of the Circular, “Acquisition of Calfrac Shares not Deposited under the Offer”.

All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information that should be read carefully before making a decision with respect to the Offer.

2.	Time for Acceptance

The Offer is open for acceptance for the period commencing on the date hereof and ending at the Expiry Time, meaning 4:00 p.m. (Toronto time) on December 23, 2020, or such earlier or later time or times and date or dates which may be established by the Offeror in accordance with Section 5 of the Offer, “Variation or Change of the Offer”, unless withdrawn by the Offeror.

3.	Manner of Acceptance

The Offer may be accepted by any of the three following methods:

A.          Physical Deposit: If Calfrac Shares are held in physical, certificated form, Shareholders should deliver the following documents to the Depositary at the office listed in the Letter of Transmittal and on the back of this document via courier, mail or registered mail only, so as to arrive there not later than the Expiry Time:

(a)	the certificate or certificates representing the Calfrac Shares for which the Offer is being accepted;

(b)
a Letter of Transmittal, in the form accompanying the Offer, or a manually signed facsimile thereof, properly completed and duly executed in accordance with the rules and instructions set out in such Letter of Transmittal; and

(c)	any other relevant documents required by the rules and instructions set out in the Letter of Transmittal.

For the safety of Shareholders due to COVID-19, no hand delivery of physical deposits is being accepted by the Depositary.

The Offer will be deemed to be accepted only if the Depositary has actually received such documents no later than the Expiry Time. The Letter of Transmittal must be filled in and signed by the Shareholder accepting the Offer or by such Shareholder’s duly authorized representative. If the Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on the Letter of Transmittal must correspond in every respect with the name(s) of the holder(s) appearing on the face of the certificate(s). If the Letter of Transmittal is executed by a person other than the registered holder of the Calfrac Shares represented by the certificate(s) deposited therewith, the certificate(s) must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder with the signature on the endorsement panel or share transfer power guaranteed by an Eligible Institution.

For Calfrac Shares represented by DRS advice(s), a completed Letter of Transmittal signed by the Shareholder or duly authorized representative along with a copy of the DRS advice(s) may also be delivered via email scan or facsimile to the Depositary at the email address or fax number at the back of this Circular or listed in the Letter of Transmittal.

B.          Deposit by Notice of Guaranteed Delivery: In addition, Calfrac Shares may be deposited in compliance with the procedure set forth below for guaranteed delivery, if physical certificates representing Calfrac Shares are not immediately available.

Only Letters of Transmittal with DRS advices or Notices of Guaranteed Delivery are acceptable for deposit via email scan or facsimile. Certificates must be mailed or couriered to the Depositary.

C.          Deposit through a broker or intermediary: Non-registered Shareholders may deposit their Calfrac Shares by contacting a broker or Intermediary, who will in turn follow the Book-Entry Transfer procedures outlined below.

Book-Entry Transfer

CDS Participants should contact CDS with respect to the deposit of Calfrac Shares under the Offer. Shareholders wishing to accept the Offer whose Calfrac Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Calfrac Shares.

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a book-entry confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Calfrac Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Calfrac Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit of Calfrac Shares under the Offer.

Shareholders who, through their respective CDS participants, utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and, therefore, such instructions received by the Depositary are considered a valid deposit in accordance with the terms of the Offer.

Shareholders may also accept the Offer in the United States by following the procedures for book-entry transfer, provided that book-entry confirmation of a book-entry transfer of such Calfrac Shares into the Depositary’s account at DTC, together with an Agent’s Message (as defined below) in respect thereof or a properly completed and executed Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents, are received by the Depositary at its office in Toronto, Ontario as specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary will establish an account with respect to the Calfrac Shares at DTC for the purpose of the Offer within three days of the date of the Offer. Any financial institution that is a participant in DTC’s systems may make a book-entry delivery of a holder’s Calfrac Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Calfrac Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Shareholders accepting the Offer through the procedure for book-entry transfer established by DTC must make sure such documents or Agent’s Message are received by the Depositary at or prior to the Expiry Time.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Calfrac Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Calfrac Shares pursuant to the Offer and the certificate(s) representing the applicable Calfrac Shares are not immediately available or the required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Calfrac Shares may nevertheless be deposited validly by the Shareholder under the Offer, provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)
a Notice of Guaranteed Delivery in the form accompanying the Offer or a manually executed facsimile thereof, in each case properly completed and duly executed, together with a guarantee by the Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at the applicable address specified in the accompanying Notice of Guaranteed Delivery; and

(c)
the certificate(s) representing the applicable Calfrac Shares in proper form for transfer together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees covering the deposited Calfrac Shares and all other documents required by the Letter of Transmittal, including the original Notice of Guaranteed Delivery containing an original guarantee by the Eligible Institution are received by the Depositary at the applicable address specified in the Notice of Guaranteed Delivery no later than 4:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

The Notice of Guaranteed Delivery may be initially transmitted by email scan or facsimile transmission, couriered or mailed to the Depositary at the applicable address specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificates to any office other than such office of the Depositary does not constitute delivery for the purposes of satisfying a guaranteed delivery.

General

The Offeror will, in its sole discretion, be entitled to determine finally all questions relating to acceptances of the Offer and to the withdrawal of Calfrac Shares deposited thereunder, including, without limitation, the validity, form, eligibility, timely receipt, acceptance and effect of any deposit of Calfrac Shares and/or withdrawal of Calfrac Shares and the propriety of the completion and execution of any Letter of Transmittal or Notice of Guaranteed Delivery. By accepting the Offer, Depositing Shareholders agree that such determinations by the Offeror will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit or acceptance of any particular Calfrac Shares or by any particular Shareholder. None of the Offeror, the Depositary or any other person will be under any duty or obligation to give notice of any defect or irregularity in any deposit or acceptance nor will any of them incur any liability for failure to give such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

In all cases, payment for Calfrac Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificate(s) representing the Calfrac Shares and Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, covering such Calfrac Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal and any other required documents. This also includes payment to CDS for proper deposits by CDS Participants and Intermediaries through the book-entry transfer process.  The acceptance of the Offer pursuant to the procedures set forth above will constitute a binding agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

The method chosen to transmit certificate(s) representing Calfrac Shares, Letters of Transmittal, Notices of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing the same. With the exception of the Notice of Guaranteed Delivery and DRS advices, which may be accepted by scanned email or facsimile transmission, the Offeror recommends that documents be delivered by courier or registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose Calfrac Shares are registered in the name of an Intermediary and who wish to accept the Offer should contact their Intermediary for assistance in depositing the Calfrac Shares under the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Calfrac Shares covered by the Letter of Transmittal delivered to the Depositary (the “Deposited Securities”) and in and to all rights and benefits arising from such Deposited Securities, including any and all dividends, distributions, payments, securities, property, rights or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer, including without limitation any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, “Distributions”).

Power of Attorney

The execution of the Letter of Transmittal or Notice of Guaranteed Delivery irrevocably constitutes and appoints the Depositary and each officer of the Offeror and any other person designated by the Offeror in writing as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Calfrac Shares covered by the Letter of Transmittal or Notice of Guaranteed Delivery with respect to Calfrac Shares registered in the name of the Shareholder on the securities register maintained by or on behalf of Calfrac and deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Calfrac Shares”) and with respect to any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Calfrac Shares or any of them on or after the date of the Offer.

The power of attorney granted irrevocably upon execution of the Letter of Transmittal or Notice of Guaranteed Delivery shall be effective on or after the date that the Offeror takes up and pays for the Purchased Calfrac Shares with full power of substitution and re-substitution (such powers of attorney, being coupled with an interest, being irrevocable), to, in the name of and on behalf of such Shareholder: (a) register or record the transfer or cancellation of Purchased Calfrac Shares and Distributions on the appropriate registers maintained by or on behalf of Calfrac; (b) whether or not such Purchased Calfrac Shares are registered in the Offeror’s name, vote, execute and deliver as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any Purchased Calfrac Shares and Distributions, revoke any such instrument, authorization or consent previously given, or designate in any such instrument, authorization or consent, any person or persons as the proxyholder or proxy nominee or nominees of such Shareholder in respect of such Purchased Calfrac Shares or Distributions for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of relevant securities of Calfrac; (c) execute and negotiate any cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, a holder of Purchased Calfrac Shares or Distributions; (d) exercise any rights of a holder of Purchased Calfrac Shares and Distributions with respect to such Purchased Calfrac Shares and Distributions; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey Purchased Calfrac Shares and Distributions to the Offeror, all as specified in the Letter of Transmittal or Notice of Guaranteed Delivery.

A Shareholder who executes a Letter of Transmittal agrees, effective on and after the date the Offeror takes up and pays for Purchased Calfrac Shares, not to vote any of the Purchased Calfrac Shares or Distributions at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of Calfrac Shares or holders of Distributions and not to exercise any or all of the other rights or privileges attached to the Purchased Calfrac Shares or Distributions and agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Calfrac Shares and Distributions. A Shareholder who executes a Letter of Transmittal also agrees to designate in such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Calfrac Shares or Distributions. Upon such appointment, all prior proxies given by the holder of such Purchased Calfrac Shares and Distributions with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto.

Further Assurances

A Shareholder who executes a Letter of Transmittal agrees in the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Calfrac Shares or Distributions to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of such Shareholder.

Depositing Shareholders’ Representations and Warranties

All Shareholders depositing Calfrac Shares pursuant to the Offer must have full power and authority to deposit, sell, assign and transfer the Calfrac Shares to the Offeror. Shareholders depositing Calfrac Shares pursuant to the Offer must have good title to their Calfrac Shares free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons. The acceptance of the Offer pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder’s representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Calfrac Shares and Distributions being deposited and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Calfrac Shares and Distributions (or interests therein) to any other person; (ii) such Shareholder depositing the Calfrac Shares (and any Distributions), or on whose behalf such Calfrac Shares (and any Distributions) are being deposited, has good title to and is the beneficial owner of the Calfrac Shares (and any Distributions) being deposited within the meaning of Applicable Securities Laws; (iii) the deposit of such Calfrac Shares (and any Distributions) complies with Applicable Securities Laws; and (iv) when such deposited Calfrac Shares are taken up and paid for by the Offeror, the Offeror will acquire good title to the Calfrac Shares (and any Distributions) free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Law, the Offeror will not take up, purchase or pay for, any Calfrac Shares unless, at the Expiry Time, there shall have been validly deposited under the Offer and not withdrawn that number of Calfrac Shares constituting at least 50% of the total number of Calfrac Shares outstanding, excluding those Calfrac Shares beneficially owned, or over which control or direction is exercised by the Offeror and its affiliates or by any person acting jointly or in concert with the Offeror. In the event that the foregoing condition is not satisfied at the Expiry Date the Offeror shall have the right to withdraw or terminate the Offer or to extend the period of time during which the Offer is open for acceptance. The foregoing condition is referred to herein as the “Statutory Minimum Condition” and cannot be waived by the Offeror.

In the event that the condition set forth in Section 4(a) below is satisfied, the Offeror intends to apply to the appropriate securities regulatory authorities in Canada for an order: (i) waiving the Statutory Minimum Condition, which, if obtained, would permit the Offeror to take up and pay for all Calfrac Shares deposited pursuant to the Offer, even if the total number of Calfrac Shares so deposited would not otherwise satisfy the Statutory Minimum Condition; and (ii) shortening the Initial Deposit Period which, if obtained, would allow the Offeror to take up and pay for Calfrac Shares deposited to the Offer as soon as all of the conditions to the Offer were satisfied or waived, rather than waiting until the expiry of the Initial Deposit Period. The grant of such relief is at the discretion of the applicable securities regulatory authorities and, therefore, there can be no assurance that such an order will be granted.

The Offer is also subject to certain conditions that can be waived by the Offeror. In particular, the Offeror may withdraw or terminate the Offer or not take up, or pay for Calfrac Shares and may extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for Calfrac Shares, unless the following conditions are satisfied or are waived by the Offeror at or prior to the Expiry Time:

(a)
(i) the Management Transaction shall have failed to be approved by the required majorities of the Shareholders at the Meeting and, in particular, but without limitation, shall not have been approved by the majorities required pursuant to the Interim Order of the Court Of Queen’s Bench of Alberta dated August 7, 2020 and pursuant to MI 61-101; (ii) the Management Transaction shall not have been approved by the Court of Queen’s Bench of Alberta; and (iii) the Management Transaction shall have been terminated;

(b)
any requisite government and regulatory approvals, waiting or suspensory periods (and any extensions thereof), that are, as determined by the Offeror, acting reasonably, necessary to complete the Offer, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

(c)
there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Calfrac Shares deposited under the Offer or completing a Compulsory Acquisition or any Subsequent Acquisition Transaction; and

(d)
neither the Offeror nor any of its affiliates shall have entered into a definitive agreement or an agreement in principle with Calfrac providing for the implementation of the Superior Alternative Proposal;

provided however that, for the avoidance of doubt, none of the following events shall constitute a basis for asserting that any of the foregoing conditions have not been fulfilled:

(a)	Calfrac commencing proceedings under the CCAA; or

(b)
the issue of a “cease trade order” by one or more Canadian securities regulators that prohibits further trading in securities of Calfrac where the issue of such order is based upon  the failure by Calfrac to comply with its continuous disclosure obligations under Canadian securities laws, on the basis that it has sought protection from its creditors under the CCAA.

The foregoing conditions, other than the Statutory Minimum Condition, are for the sole benefit of the Offeror and may be asserted by the Offeror in its sole discretion at any time, regardless of the circumstances giving rise to any such assertion. The Offeror may, in its sole discretion, waive any of the foregoing conditions other than the Statutory Minimum Condition with respect to the Offer in whole or in part at any time and from time to time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by the Offeror.

5.	Variation or Change of the Offer

The Offer is open for acceptance until the Expiry Time, unless withdrawn. In addition, if the Offeror takes up Calfrac Shares deposited under the Offer at the Expiry Time, the Offer will be extended and will be open for acceptance for an additional period of not less than ten (10) days.

The Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to vary the Offer (including, without limitation, by extending the Expiry Time or, where permitted by Law, abridging the Expiry Time) by giving written notice, or other communication confirmed in writing, of such extension or variation to the Depositary at its principal office in Toronto, Ontario and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set forth in Section 9 of the Offer, “Notices and Delivery” to all Shareholders whose Calfrac Shares have not been taken up prior to the extension or variation. The Offeror will, as soon as possible after giving notice of an extension or variation to the Depositary and make a public announcement of the extension or variation. Any notice of variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Under applicable Law, the Offeror is required to allow Calfrac Shares to be deposited under the Offer for a minimum statutory deposit period of at least 105 days, being the “Initial Deposit Period”. The Initial Deposit Period under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least 35 days or 20 Business Days, whichever is longer, from the date of the Offer: (i) if Calfrac issues a deposit period news release in respect of either the Offer or another offeror’s takeover bid that stipulates a deposit period of less than 105 days, the Offeror may vary the terms of the Offer to shorten the Initial Deposit Period to at least the same number of days from the date of the Offer as stated in the deposit period news release; (ii) if Calfrac issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction; (iii) if the applicable securities regulatory authorities determine that the Management Transaction constitutes an Alternative Transaction; or (iv) if permitted by an order of the applicable securities regulatory authorities. In these circumstances, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least 35 days from the date of the Offer.

In the event that the condition set forth in Section 4(a) is satisfied, the Offeror intends to apply to the appropriate securities regulatory authorities in Canada for an order: (i) waiving the Statutory Minimum Condition, which, if obtained, would permit the Offeror to take up and pay for all Calfrac Shares deposited pursuant to the Offer, even if the total number of Calfrac Shares so deposited would not otherwise satisfy the Statutory Minimum Condition; and (ii) shortening the Initial Deposit Period which, if obtained, would allow the Offeror to take up and pay for Calfrac Shares deposited to the Offer as soon as all of the conditions to the Offer were satisfied or waived, rather than waiting until the expiry of the Initial Deposit Period. The grant of such relief is at the discretion of the applicable securities regulatory authorities and, therefore, there can be no assurance that such an order will be granted.

If the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition of the Offer and any extension of the Offer resulting from the waiver, other than the Mandatory Extension Period), the Offer will not expire before 10 days after the notice of such variation has been given to Shareholders to whom an Offer is being made, and the Offeror will not take up Calfrac Shares deposited under the Offer before ten (10) days after such notice of variation unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts or applicable securities regulatory authorities.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to whom the Offer is being made to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Offer, “Notices and Delivery” to all Shareholders whose Calfrac Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable Law. The Offeror will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

During any such extension or in the event of any variation, all Calfrac Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof. An extension of the Expiry Time of the Offer or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If the consideration being offered for the Calfrac Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Calfrac Shares are taken up under the Offer.

6.	Payment for Deposited Calfrac Shares

If all the conditions referred to under Section 4 of the Offer, “Conditions of the Offer” are satisfied or, where such conditions may be waived, are waived at the Expiry Time, the Offeror will become obligated to immediately take up the Calfrac Shares validly deposited under the Offer and not withdrawn and pay for the Calfrac Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Calfrac Shares.

 In accordance with applicable Law, the Offeror will extend the Offer for the Mandatory Extension Period and may extend the Offer for one or more Optional Extension Periods. The Offeror will take up and pay for Calfrac Shares deposited under the Offer during the Mandatory Extension Period and any Optional Extension Period within 10 days of such deposit.

The Offeror will be deemed to have taken up and accepted for payment Calfrac Shares validly deposited and not withdrawn pursuant to the Offer as, if and when the Offeror gives written notice to the Depositary to that effect.

Subject to applicable Law, the Offeror expressly reserves the right in its sole discretion to delay taking up and paying for any Calfrac Shares or to terminate the Offer and not take up or pay for any Calfrac Shares pursuant to the Offer if any condition specified in Section 4 of the Offer, “Conditions of the Offer” is not satisfied or, where such condition may be waived, waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Calfrac Shares in order to comply, in whole or in part, with any applicable Law.

The Offeror will pay for Calfrac Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by wire transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders.

The Depositary will act as the agent of persons who have deposited Calfrac Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Calfrac Shares.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price for Calfrac Shares purchased by the Offeror to persons depositing Calfrac Shares, regardless of any delay in making such payment.

Settlement with each Shareholder who has deposited Calfrac Shares under the Offer will be made by the Depositary forwarding to each such Shareholder a cheque, payable in Canadian funds, representing the cash to which the depositing Shareholder is entitled. Subject to the foregoing and unless otherwise directed by a Letter of Transmittal, cheques will be issued in the name of the registered holder of the Calfrac Shares deposited. Unless the person depositing the Calfrac Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, such cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Calfrac.  Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

7.	Withdrawal of Deposited Calfrac Shares

Except as otherwise provided in this Section 7, all deposits of Calfrac Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Calfrac Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder (a) at any time prior to such Calfrac Shares having been taken up by the Offeror; or (b) if the Calfrac Shares have not been paid for by the Offeror within three Business Days after having been taken up.

In addition, if:

(a)
there is a variation of the terms of the Offer before the Expiry Time (including any abridgment or extension of the period during which Calfrac Shares may be deposited thereunder or the modification of a term or condition of an Offer, but excluding, unless otherwise required by applicable Law, a variation consisting solely of a waiver of a condition or conditions, or solely of an increase in the consideration offered under the Offer where the Expiry Time is not extended for a period greater than 10 days after the date of the notice of the variation); or

(b)
there is a variation of the terms of the Offer after the Expiry Time, excluding a variation consisting of either an increase in the consideration offered under the Offer or an extension of the Offer for a period not greater than ten (10) days after the date of the notice of variation; or

(c)
a notice of change in respect of the information contained in the Offer and the accompanying Circular or if any subsequent notice of change or variation is delivered to persons whose Calfrac Shares were not taken up at the date of the occurrence of the change;

then any Calfrac Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated.

For any withdrawal to be made, notice of the withdrawal must be made in writing (which includes a facsimile communication or notice by electronic means that produces a printed copy) and must be actually received by the Depositary at the place of deposit within the period permitted for withdrawal. Any such notice of withdrawal must (i) be made by a method, including a facsimile transmission, that provides the Depositary with a written or printed copy, (ii) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Calfrac Shares to be withdrawn, and (iii) specify such person’s name, the number of Calfrac Shares to be withdrawn, the name of the registered holder and the certificate number, if any, shown on each certificate representing the Calfrac Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the rules and instructions set out in such letter), except in those cases where the Calfrac Shares were deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. None of the Depositary, the Offeror or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

Alternatively, if Calfrac Shares have been deposited pursuant to the procedures for book-entry transfer, as set out under Section 3 of the Offer, “Manner of Acceptance - Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS, to be credited with the withdrawn Calfrac Shares and otherwise comply with the procedures of CDS.

Withdrawals may not be rescinded, and any Calfrac Shares withdrawn will thereafter be deemed not to be validly deposited for purposes of the Offer. However, withdrawn Calfrac Shares may be re-deposited no later than the Expiry Time by again following one of the procedures described in Section 3 of the Offer, “Manner of Acceptance”. Once the Offeror accepts the deposited Calfrac Shares for payment upon the expiration of the Offer (including the expiration of any extension thereof), Shareholders will no longer be able to withdraw them, except in accordance with applicable Law.

If the Offeror extends the Offer, is delayed in taking up or paying for Calfrac Shares or is unable to take up or pay for Calfrac Shares for any reason, then, without prejudice to the Offeror’s other rights, Calfrac  Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Calfrac  Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Law.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 16 of the Circular, “Statutory Rights”.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

8.	Market Purchases

The Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Calfrac Shares by making purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Laws. In no event, however, will the Offeror (or its affiliates) make any such purchases of Calfrac Shares until the third Business Day following the date of the Offer and the Offeror shall comply with the following requirements under Section 2.2(3) of NI 62-104, in the event it decides to make any such purchases:

(a)	such intention shall be stated in a news release issued and filed at least one Business Day prior to making such purchases;

(b)	the aggregate number of Calfrac Shares beneficially acquired shall not exceed five percent of the outstanding Calfrac Shares as of the date of the Offer, calculated in accordance with applicable Laws;

(c)	the purchases shall be made in the normal course through the facilities of the TSX;

(d)
the Offeror shall issue and file a news release containing the information required under applicable Laws immediately after the close of business of the TSX on each day on which Calfrac Shares have been purchased; and

(e)
the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation for the sale or purchase of Calfrac Shares shall be made by the Offeror or its agents (other than under the Offer) or the seller or its agents.

Purchases pursuant to Section 2.2(3) of NI 62-104 will not be counted in any determination as to whether the Statutory Minimum Condition has been fulfilled.

Although the Offeror has no present intention to sell Calfrac Shares taken-up and paid for under the Offer, it reserves the right to make or to enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Calfrac Shares after the Expiry Time, subject to applicable Laws and to compliance with Section 2.7(2) of NI 62-104.

9.	Notices and Delivery

Except as otherwise provided in the Offer and without limiting any other lawful means of giving notice, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the Shareholders at their respective addresses as shown on the registers maintained by or on behalf of Calfrac and will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by Law, in the event of any interruption of or delay in mail service following mailing or if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if a summary of the material provisions thereof is (i) given to the TSX for dissemination through its facilities, (ii) published once in the National Edition of The Globe and Mail or the National Post, or (iii) given to a newswire service for dissemination through its facilities.

The Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to Shareholders or made available in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Shareholder lists, or if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial holders of Calfrac Shares when such list or listing is received.

Wherever the Offer calls for certificates representing Calfrac Shares to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary on the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

10.	Return of Calfrac Shares

If for any reason any deposited Calfrac Shares are not taken up and paid for pursuant to the terms and conditions of the Offer, certificates for Calfrac Shares that are not purchased and any other relevant documents will be returned, at the expense of the Offeror to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or early termination of the Offer.

Certificates and other relevant documents will be forwarded by first class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the Shareholder registers maintained by or on behalf of Calfrac.

11.	Changes in Capitalization, Dividends, Distributions and Liens

If, on or after the date of this Offer, Calfrac should divide, reclassify, consolidate, convert, split, combine or otherwise change any of the Calfrac Shares or its capitalization or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor), to reflect such division, reclassification, consolidation, conversion, split, combination or other change.

Calfrac Shares acquired by the Offeror pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others and together with all rights and benefits arising therefrom including the right to all Distributions which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date of this Offer.

If, on or after the date of this Offer, Calfrac should declare or pay any dividend, pay any interest, or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Calfrac Shares which is or are payable or distributable to Shareholders of record on a date which is prior to the date of the transfer to the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Calfrac in respect of Calfrac Shares accepted for purchase pursuant to the Offer, then without prejudice to the Offeror’s rights under Section 4 of the Offer, “Conditions of the Offer”: (a) in the case of a cash dividend, distribution or payment, the amount of the dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such Calfrac Shares, and to the extent that such dividend, distribution or payment does not exceed the cash purchase price per Calfrac Share payable by the Offeror pursuant to the Offer, the cash purchase price per Calfrac Share pursuant to the Offer will be reduced by the amount of such dividend, distribution or payment; (b) in the case of a non-cash dividend, distribution, payment, right or other interest, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividend, distribution or payment in an amount that exceeds the cash purchase price per Calfrac Share payable by the Offeror pursuant to the Offer, the whole of such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer.

Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

12.	Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques, certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, certificates or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Calfrac Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any such determination not to mail made under this Section 12 as soon as reasonably practicable after the making of such determination and in accordance with Section 9 of the Offer, “Notices and Delivery”. The deposit of cheques and certificates with the Depositary in such circumstances will constitute delivery to the persons entitled thereto and the Calfrac Shares will be deemed to have been paid for immediately upon such deposit at the office of the Depositary at which the Calfrac Shares were deposited.

13.	Other Terms of the Offer

The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Calfrac Shares deposited pursuant to the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Calfrac Shares to receive prompt payment for Calfrac Shares validly deposited and taken up pursuant to the Offer.

The Offer and all contracts resulting from acceptance of the Offer will be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of an Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta.

No broker, dealer or other person (including the Depositary) has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer and Circular, the Letter of Transmittal and Notice of Guaranteed Delivery and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Calfrac Shares.

The provisions of the Circular, Letter of Transmittal and Notice of Guaranteed Delivery accompanying the Offer, including the rules and instructions contained therein, as applicable, are incorporated into and form part of the terms and conditions of the Offer.

Where the Offer provides that the time for the taking of any action, the doing of any thing or the end of any period expires or falls upon a day that is not a Business Day, the time shall be extended, and action may be taken, the thing may be done, or the period shall end as the case may be, on the next Business Day.

The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.  Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated September 9, 2020

THRC Holdings L.P. by its General Partner, THRC Holdings LLC

“Dan Wilks”

Dan Wilks

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated September 9, 2020 by THRC Holdings L.P. (the “Offeror” or “THRC”), an affiliate of Wilks Brothers, LLC (“Wilks”) to purchase all of the issued and outstanding common shares (the “Calfrac Shares”) of Calfrac Well Services Ltd. (“Calfrac”) not already owned by the Offeror and its affiliates. The terms and provisions of the Offer, Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Terms defined in the Offer and the Glossary and not otherwise defined in this Circular shall have the respective meanings given thereto in the Offer and the Glossary unless the context otherwise requires.

No securities tendered to the Offer will be taken up until (a) more than 50% of the outstanding securities of the class sought, being the Calfrac Shares, (excluding those securities beneficially owned, or over which control or direction is exercised by the Offeror, its affiliates or any person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period under the applicable securities laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities laws and extend the Offer for an additional minimum period of 10 days to allow for further deposits of securities.

The information concerning Calfrac contained in this Circular has been taken from or is based upon publicly available information filed with Canadian securities regulators and other public sources available at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Calfrac taken from, or based upon, such documents and records are untrue or incomplete, none of the Offeror or any of its respective officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Calfrac taken from, or based upon, such documents and records, or for any failure by Calfrac to disclose events which may have occurred or may affect the significance or accuracy of any such information, but which are unknown to the Offeror.

All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

1.	The Offeror

THRC is a limited partnership organized under the laws of the State of Texas. Its general partner is THRC Management LLC, a corporation organized under the laws of the State of Texas.  Wilks is a Texas-based family office investment fund, which, together with its affiliates (including THRC), (i) invests in the debt and equity securities issued by public companies, and (ii) owns or controls numerous private companies in the oil and gas exploration and production and oilfield service sectors and in  construction, real estate development, finance and ranching. Wilks, on its own behalf and through THRC and its other affiliates, is a significant, long-term shareholder of Calfrac, having first acquired Calfrac Shares in 2017. Wilks, together with its affiliates, currently holds approximately 19.72% of the issued and outstanding Calfrac Shares.

2.	Calfrac Well Services Ltd.

Calfrac is an independent global provider of specialized oilfield services, including hydraulic fracturing, coiled tubing, cementing and other well stimulation services, which are designed to increase the production of hydrocarbons from wells. Calfrac’s operations are focused in Canada, the United States, Argentina and Russia.

Calfrac is a reporting issuer in and subject to the information and reporting requirements of the Applicable Securities Laws of all of the Provinces of Canada, and the rules of the TSX. In accordance therewith, Calfrac is required to file reports, financial statements and other material.

3.	Background to the Offer

The purpose of the Offer is to provide Shareholders with an unobstructed path to a cash recovery in the event that the Management Transaction is voted down at the upcoming Shareholders Meeting and does not proceed.

The Board and management of Calfrac have threatened Calfrac Shareholders, stating that, if the Management Transaction is not completed, they would have to consider alternative transactions that would likely provide a reduced or no recovery to Shareholders.

The Offer eliminates that threat. Shareholders can no longer be threatened by a voluntary CCAA filing by Calfrac.

Events Leading Up to Offer

During the first and second quarters of 2020,  Wilks, as the holder of significant equity and debt positions in Calfrac, was carefully monitoring Calfrac’s financial and operational performance. In particular, Wilks noted that:

•
On January 14, 2020, Calfrac announced a $100 million capital program for 2020 which consisted “primarily of maintenance capital expenditures” and that it had determined, in light of economic conditions, to market fewer fleets in 2020;

•	On January 27, 2020, Calfrac announced an exchange offer for a portion of its outstanding 8.5% Unsecured Senior Notes due 2026, pursuant to which it would issue new, 10.85% Secured Notes due 2026;

•	On February 25, 2020, Calfrac announced the results of its exchange offer, in which approximately US$218,821,000 of Unsecured Notes were exchanged for US$120,000,000 of Secured Notes;

•	On March 5, 2020, Calfrac announced its results for the fourth quarter of 2019 and the 2019 fiscal year. Those results included:

o	A decrease in quarterly revenue from the comparable period in 2018 of 36%;

o	A decline in adjusted EDITDA from the comparable period from $62.9 million to $27 million;

o	A net quarterly loss of $49.4 million; and

o	A 16% decrease in fracturing jobs and a decline in consolidated revenue per fracturing job of 24%;

•
On March 27, 2020, Calfrac announced a reduction in its 2020 capital program from $100 million to $55 million and a reduction in the number of crews being deployed in its North American operation from 19 fleets to nine; and

•
On June 15, 2020, Calfrac announced that it had elected to defer the interest payment on its Unsecured Notes due June 15, 2020 and that, during the “grace period” before such failure to pay become an Event of Default under the Unsecured Notes, it was working with its financial advisors to “consider alternatives for addressing its capital structure”.

Discussions with Calfrac

It was apparent to Wilks that Calfrac intended to propose major changes to its capital structure to deal with its ongoing operational and financial issues. As a significant (approximately 19.8%) shareholder and a major debtholder (over 50% in principal amount of Secured Notes) of Calfrac, Wilks expected to be consulted on any such restructuring.

Calfrac did engage with Wilks but indicated that it would only commence discussions with Wilks if Wilks would enter into a “non-disclosure” agreement (“NDA”). While negotiations regarding the terms of an NDA did take place between Wilks and Calfrac, it was Wilks’ conclusion that the form of NDA requested by Calfrac was “tactical” in design and if executed would neutralize Wilks and its affiliates, rather than facilitate discussions that might lead to a viable restructuring transaction that involved meaningful participation by Wilks. Accordingly, Wilks declined to enter into the NDA.

The June Proposals and the Superior Alternative Proposal

On June 22, 2020 Wilks made the first of two proposals to Calfrac to exchange debt, in the form of Secured Notes, and to provide material amounts of cash to Calfrac to fund a repurchase of the Unsecured Notes in exchange for Calfrac’s US assets. Both of these proposals were summarily rejected by Calfrac without any discussion with Wilks and without any counterproposal having been made.

The Management Transaction was announced on July 14, 2020. After reviewing the terms of the Management Transaction, Wilks concluded the proposed transaction was fundamentally flawed in that, among other things:

•
It leaves Calfrac significantly overleveraged, as total debt remains at no less than $349 million, with annual debt service requirements of $31 million, which creates a very real risk of an imminent bankruptcy, erasing value for all stakeholders except those holding secured debt;

•	It is a “no premium” sale of control to a self-selected group of insiders and creditors;

•	It massively dilutes the current Shareholders by offering them less than 3% of the pro forma equity after dilution in a company with significant debt[1];

•	It enriches a self-selected group of investors as the securities acquired by them in the transaction will immediately be worth significantly more than they paid for them;

•	The self-selected group of investors would receive 63% of the pro forma Calfrac Shares upon conversion of their $60 million “loan”[2]; and

•	Calfrac never pursued a market test of the Management Transaction to determine whether there was a “higher and better offer” available to Calfrac.

[1]	Assumes the loan converts at maturity after accruing three years of “payment in kind” interest.

[2]	Assumes the loan converts at maturity after accruing three years of “payment in kind” interest.

Wilks believed that a more equitable restructuring was possible; one which provided superior value to all levels of the capital structure and would create a financially stronger Calfrac on emergence. On August 4, 2020, Wilks provided the Superior Alternative Proposal to Calfrac. The Superior Alternative Proposal proposed a comprehensive restructuring of Calfrac’s capital which would:

•
Significantly reduce Calfrac’s total debt (not including capital leases) to $95 million and reduce annual debt service requirements to approximately $5 million thereby meaningfully increasing cash and working capital to ensure a healthy and de-levered Calfrac;

•
Provide better treatment to existing shareholders by providing them with no less than 5% of the pro forma equity in a reorganized Company with dramatically less debt, and up to 10% of aggregate pro forma equity upon the exercise of warrants at a strike price of $0.15 per share for an additional 5% of the pro forma equity, compared with the Management Transaction that offers existing shareholders less than 3% of pro forma equity after dilution in a company with no less than $349 million of debt;

•
Provide almost four times the consideration for the new equity issued. The Superior Alternative Proposal would convert $164 million of Secured Notes and invest a further $80 million of cash for a 60% pro forma equity position. Under the Management Transaction, the self-selected group of   investors would receive 62.9% of the pro forma equity upon conversion of their $60 million “loan”[3]; and

•
Provides a greater paydown of the first lien debt ($75 million) and payment of amendment fees to the first lien lenders, compared to the paydown under the Management Transaction ($60 million).  Under the Superior Alternative Proposal, Wilks would also commit to arrange to fully re-finance the existing First Lien Debt.

On August 17, 2020 Calfrac rejected the Superior Alternative Proposal on the basis that it would not receive the support of the Unsecured Note holders.

Decision to Make the Offer

In light of this summary rejection and recognising the effect that the threats made by Calfrac’s Board and management may be having on the ability of Shareholders to objectively assess the Management Proposal, the Offeror considered various courses of action. Ultimately, Wilks determined that making the Offer would provide Shareholders with a clear alternative to the Management Transaction and further determined that, in order to neutralize the threats that have been made by Calfrac to wipe out Shareholder interests, the Offer should be made on terms that provide that it will be available even if Calfrac carried out its implicit threat to seek protection under the CCAA. Wilks then disclosed its intention to make the Offer on September 1, 2020 via a press release.

While the Offeror is prepared to complete the Offer on the terms set out in this Circular, it will continue to make the Superior Alternative Proposal available to Calfrac if the Management Transaction does not proceed. By voting against the Management Transaction, Shareholders can guarantee for themselves that they receive a superior recovery, either through the Offer or through the completion of the Superior Alternative Proposal, should Calfrac choose to pursue it.

[3]	Assumes the loan converts at maturity after accruing three years of “payment in kind” interest.

Litigation

In its public disclosure, Calfrac has accused Wilks of “litigating everything”. Wilks’ position is that Calfrac chose to use the CBCA arrangement process. That process depends upon Calfrac proving to a Court that the Management Transaction is “procedurally and substantively fair” to affected stakeholders. Because it is a Court-supervised process, Calfrac should not be surprised when parties whose legal and contractual rights have been adversely affected or ignored take the opportunity provided to them by the judicial process to make their views known. It is telling that Calfrac and the self-selected insiders and creditors who are driving the Management Transaction complain when they are forced to justify the procedural and substantive aspects of the transaction. Wilks has pursued the legal avenues that are open to it to attempt to preserve its contractually bargained-for rights and to ensure that the votes cast at the Shareholders’ Meeting are truly representative of the views of Shareholders who are not receiving “collateral benefits” as a result of the Management Transaction. Wilks will continue to vigorously defend its rights as a shareholder and creditor of Calfrac.

4.	Reasons to Accept the Offer

•
The Offer provides Shareholders with a clear path to financial recovery and will nullify the threats made to Shareholders by the entrenched Board and management of Calfrac if the Management Transaction is voted down at the Meeting, and is not ultimately approved by the Court of Queen’s Bench of Alberta;

•
The Offer provides a highly attractive cash recovery to Shareholders even if Calfrac makes good on its implied threat to commence proceedings under the CCAA, should the Management Transaction not proceed and Calfrac refuses to pursue the Wilks’ Superior Alternative Proposal;

•
The consideration per Calfrac Share that is offered pursuant to the Offer represents a 20% premium to the market price of the Calfrac Shares on September 1, 2020, the trading day prior to the date the Offeror announced its intention to make the Offer and is the cash equivalent of the value that the Offeror estimates that Shareholders would receive if the Offeror’s Superior Alternative Proposal were implemented;

•
The consideration per Calfrac Share payable pursuant to the Offer represents an overwhelming premium to the value per Calfrac Share that the Offeror estimates Shareholders would receive if the Management Transaction were implemented;

•
The Offeror intends to take up and pay for common shares under the Offer (to the fullest extent permitted by law) even if Calfrac files for protection from its creditors under the CCAA provided all other conditions to the Offer are satisfied; and

•
Wilks plans to keep the Company intact and focus on delivering the best outcomes for all stakeholders. Shareholders will have the opportunity to receive a premium pursuant to the Offer, a premium Shareholders are unlikely to see if the inferior Management Transaction is approved, especially given the poor track record of Calfrac’s current Board and management team. That leadership team has presided over the near-complete destruction of Shareholder and noteholder value through mismanagement and reckless financial over-leverage. Wilks believes Shareholders and lenders would fare better with a significantly de-levered Calfrac under Wilks’ prudent and transparent leadership.

The foregoing list of factors is not intended to be exhaustive. Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors. See Section 15 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

5.	Purpose of the Offer

The purpose of the Offer is to enable the Offeror to purchase all of the outstanding Calfrac Shares not already owned by affiliates of the Offeror. If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for the Calfrac Shares validly deposited under the Offer, the Offeror currently intends to acquire any Calfrac Shares not deposited under the Offer by Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Calfrac Share equal in value to the consideration paid by the Offeror per Calfrac Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Calfrac Shares acquired by the Offeror pursuant to the Offer. The Offeror currently intends to retain all Calfrac Shares acquired pursuant to the Offer, however, it reserves the right to transfer or sell such Calfrac Shares at any time in the future should its intention change.

Although the Offeror currently intends to proceed by way of either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror’s ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of Calfrac, or other currently unforeseen circumstances or actions taken by Calfrac, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to proceed by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described in the Circular. See Section 13 of this Circular, “Acquisition of Calfrac Shares Not Deposited Under the Offer”.

The Offeror intends, to the extent permitted by applicable Laws, to cause: (a) Calfrac to apply to voluntarily delist the Calfrac Shares from the TSX as soon as practicable after completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction; and (b) Calfrac to cease to be a reporting issuer under the securities laws of each jurisdiction of Canada in which it is a reporting issuer.

6.	Ownership of Securities of Calfrac

As of the date hereof:

(a)
The Offeror and its affiliates beneficially own and exercise control or direction over 28,720,172 Calfrac Shares, being approximately 19.78% of the issued and outstanding Calfrac Shares, calculated on the basis of Calfrac’s disclosure in the Calfrac Circular that there are 145,616,827 Common Shares outstanding;

(b)	the Offeror, and the directors and officers of the Offeror beneficially own or exercise control or direction over securities of Calfrac as follows;

Name	Number and Class of Securities	Percentage of Outstanding Securities of Class

Dan and Staci Wilks	11,332,477 Calfrac Shares	7.78%(1)
THRC Holdings LP(2)	US$67,293,300 of Secured Notes	56.07%(3)
THRC Holdings LP	US$29,431,000 of Unsecured Notes	6.81%(4)

Notes:
(1)	Calculated on the basis of Calfrac’s disclosure in the Calfrac Circular that there are 145,616,827 Common Shares outstanding.
(2)	The Offeror is controlled by Dan Wilks.
(3)	Calculated on the basis of Calfrac’s disclosure in the Calfrac Circular that there are US$120 million in Secured Notes outstanding.
(4)	Calculated on the basis of Calfrac’s disclosure in the Calfrac Circular that there are US$431.8 million in Unsecured Notes outstanding.

(c)	to the knowledge of Wilks, after reasonable inquiry and other than as described herein:

(i)	no associates or affiliates of an insider of the Offeror beneficially own or exercise control or direction over any securities of Calfrac;

(ii)	no insider of the Offeror, other than a director or officer of the Offeror, beneficially owns or exercises control or direction over any securities of Calfrac; and

(iii)	no person acting jointly or in concert with the Offeror beneficially owns or exercises control or direction over any securities of Calfrac.

7.	Trading in Securities of Calfrac

Except as disclosed below, during the six-month period preceding the Offer, no Calfrac Shares have been traded by the Offeror. To the knowledge of the Offeror, after reasonable enquiry, none of the shareholders, directors and officers of the Offeror, no associate or affiliate of an insider of the Offeror and no insider of the Offeror has traded any securities of Calfrac during the six-month period preceding the date of the Offer except as set forth below:

The following securities were acquired by the Offeror:

Description of Security	Number of Securities Purchased or Sold (USD)	Purchase or Sale Price of Security (USD)	Date of the Transaction

Secured Notes	$7,156,700	$0.600 per $1 of par value. Accrued interest of $194,572.78 was also paid	2020-06-11
Secured Notes	$11,689,700	$0.6050 per $1 of par value	2020-06-15
Secured Notes	$2,040,000	$0.6150 per $1 of par value	2020-06-16
Secured Notes	$8,910,000	$0.6600 per $1 of par value. Accrued interest of $253,006.88 was also paid.	2020-06-17
Secured Notes	$3,000,000	$0.7525 per $1 of par value	2020-06-18
Secured Notes	$1,890,350	$0.7800 per $1 of par value	2020-06-19
Secured Notes	$7,000,000	$0.7900 per $1 of par value	2020-06-19
Secured Notes	$5,000,000	$0.7700 per $1 of par value. Accrued interest of $152,552.08 was paid.	2020-06-24
Secured Notes	$11,314,650	$0.7600 per $1 of par value	2020-06-25
Secured Notes	$2,000,000	$0.7613 per $1 of par value	2020-06-26
Secured Notes	$7,291,900	$0.7450 per $1 of par value	2020-07-21
TOTAL	$67,293,300

Description of Security	Number of Securities Purchased or Sold (USD)	Purchase or Sale Price of Security (USD)	Date of the Transaction

Unsecured Notes	$8,651,000	$0.1025 per $1 of par value	2020-07-17
Unsecured Notes	$12,780,000	$0.1050 per $1 of par value	2020-07-21
Unsecured Notes	$8,000,000	$0.1050 per $1 of par value	2020-07-22
TOTAL	$29,431,000

8.	Exemption from Valuation Requirement; Prior Valuations

After reasonable inquiry the Offeror is not aware, and none of the directors or senior officers of the Offeror, or any affiliate of the Offeror, is aware, of any prior valuation in respect of Calfrac made within the 24 month period prior to the date of this Offer.

The Offer constitutes an “insider bid” for the purposes of MI 61-101. In accordance with the provisions of MI 61-101, the Offeror is required to obtain, at its own expense, a formal valuation of the Calfrac Shares prepared in accordance with MI 61-101, unless there is an exemption from this requirement available.

The Offeror is relying on the exemption from the requirement to obtain a formal valuation set out in section 2.4(1)(a) of MI 61-101 on the basis that neither the Offeror nor any affiliate of the Offeror, nor any joint actor with the Offeror has or has had, within the twelve month period preceding the date of this Offer, any board or management representation in respect of Calfrac, or has knowledge of any material information concerning Calfrac or the Calfrac Shares that has not been generally disclosed.

9.	Source of Funds

In the event that all of the outstanding Calfrac Shares not already owned by the Offeror and its directors and officers, associates and affiliates are tendered to the Offer and are taken up and paid for by the Offeror, the total cash consideration payable to such tendering Shareholders (assuming the exercise of no other Convertible Securities) would be approximately $21,041,398. The Offeror or its affiliates will fund this cash consideration from existing cash resources.  None of the necessary funds will be borrowed or obtained from third party sources.

10.	Information Concerning the Calfrac Shares

Price Range and Trading Volume of Calfrac Shares

The Calfrac Shares are listed and posted for trading on the TSX under the symbol “CFW”. The following table sets forth, for the period indicated, the high and low closing prices per Calfrac Share and the volume of trading of the Calfrac Shares on the TSX, as compiled by the TSX:

Period	High	Low	Volume
	($)	($)	(#)

September 1 – 8, 2020	0.17	0.145	3,274,264

August 2020	0.165	0.145	5,299,418

July 2020	0.19	0.10	19,070,020

June 2020	0.48	0.16	56,362,611

May 2020	0.25	0.17	7,948,377

April 2020	0.325	0.20	5,435,371

March 2020	0.75	0.13	8,841,399

Wilks announced its intention to make the Offer after the close of trading on September 1, 2020. The last trading price of the Calfrac Shares on the TSX on September 1, 2020, the last trading day before the announcement, was $0.15. To the knowledge of the Offeror, no Calfrac Shares have been purchased or sold by Calfrac during the twelve months preceding the date of this Offer.

Effect of the Offer on the Market for and Listing of Calfrac Shares

The purchase of Calfrac Shares by the Offeror pursuant to the Offer will reduce the number of Calfrac Shares that might otherwise trade publicly as well as the number of holders of Calfrac Shares and, depending on the number of Shareholders depositing and the number of Calfrac Shares purchased under the Offer, would likely adversely affect the liquidity and market value of the remaining Calfrac Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Calfrac Shares from such exchange. Among such criteria are the number of holders of Calfrac Shares, the number of Calfrac Shares publicly held and the aggregate market value of the Calfrac Shares publicly held. In addition, if a sufficient number of Calfrac Shares are purchased under the Offer, the Offeror may seek to delist the Calfrac Shares from the TSX after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

11.	Dividends and Dividend Policy

To the knowledge of the Offeror and its affiliates, Calfrac has not paid dividends on the Calfrac Shares during the two-year period prior to the date of the announcement of the Offer on September 1, 2020.

12.	Regulatory Matters

In connection with the Offer, the approval on terms satisfactory to the Offeror of various domestic and foreign regulatory authorities having jurisdiction over the Offeror or Calfrac, and their respective subsidiaries and their respective businesses, is required.  The principal approvals required are described below.

Competition Act

Part IX of the Competition Act (Canada) (the “Competition Act”) requires that certain classes of transactions that exceed the thresholds set out at Sections 109 and 110 of the Competition Act be notified to the Commissioner by the parties to the transaction.  Subject to certain limited exceptions, the parties to a transaction covered under Part IX of the Competition Act cannot complete their transaction until they have submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner under the Competition Act (the “Commissioner”) and the applicable waiting period has expired or been terminated by the Commissioner.  The waiting period is 30 days after the day on which the parties to the transaction submit the prescribed information, provided that, prior to the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to subsection 114(2) of the Competition Act (a “Supplementary Information Request”).  In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 days after compliance with such a request.  A transaction may be completed prior to the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act.

Alternatively, or in addition to filing the prescribed information, a party to a transaction that is subject to Part IX of the Competition Act may apply to the Commissioner for an advance ruling certificate (an “ARC”) and/or a “no-action” letter, which may be issued by the Commissioner in respect of a proposed transaction if he is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal, which is a specialized tribunal empowered to deal with certain matters under the Competition Act, including mergers, for an order challenging the merger under Section 92 of the Competition Act.

Upon receipt of a pre-merger notification from the Offeror, the Commissioner is required immediately to notify Calfrac that the Commissioner has received from the Offeror the prescribed information.  Calfrac is required by the Competition Act to supply the Commissioner with the prescribed information within ten days after being so notified.  Although Calfrac is required to file certain information and documentary material with the Commissioner in connection with the Offer, neither Calfrac’s failure to make such filings nor respond to a Supplementary Information Request made to it will extend the waiting period.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where it has been notified to the Commissioner under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order forbidding any person named in the application from doing any act or thing that it appears to the Competition Tribunal may constitute or be directed toward the completion or implementation of a proposed merger.  The Competition Tribunal may issue such order for up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry; and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse.  The duration of such interim order may be extended for an additional period of up to 30 days where the Competition Tribunal finds, on application made by the Commissioner, that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger and if the Commissioner did issue an ARC request (a) the merger was completed within one year from when the ARC was issued; and (b) the grounds upon which the Commissioner intends to apply to the Competition Tribunal under Section 92 of the Competition Act are not the same or substantially the same as the information on the basis of which the ARC was issued.  On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may order that a merger not proceed or, if completed, order its dissolution or the disposition of some of the assets or shares; in addition to, or in lieu thereof, on consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action.  The Competition Tribunal can issue an order under Section 92 of the Competition Act where it finds that the merger or proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a market.

The Commissioner may, upon request, issue an ARC where he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act.  If the Commissioner issues an ARC in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions.  In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.  Alternatively, the Commissioner may issue a “no action” letter following a notification or an application for an ARC, indicating that he is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving, for one year following substantial completion of the proposed transaction, his authority to so initiate proceedings should circumstances change.

The purchase of Calfrac Shares pursuant to the Offer may require a pre-merger notification to the Commissioner and the Offeror’s acquisition of control of Calfrac would be a “merger” for the purposes of the merger provisions of the Competition Act.  Should the transaction be subject to pre-merger notification, the Offeror will request an ARC or a “no action” letter and file the prescribed information.

In the event that a pre-merger notification is required, the Offeror does not currently intend to take-up or pay for Calfrac Shares deposited pursuant to the Offer unless all applicable waiting periods and any extensions thereof have expired or been waived without restraint or challenge, and the Commissioner has issued an ARC or a “no action” letter in respect of the acquisition of the Calfrac Shares by the Offeror.

Investment Canada Act

Under the Investment Canada Act (Canada) (the “Investment Canada Act”), the direct “acquisition of control” of a Canadian business by a non-Canadian that exceeds the prescribed financial threshold (a “Reviewable Transaction”) is subject to pre-closing review and cannot be implemented unless the responsible Minister or Ministers under the Investment Canada Act (the “Minister”) (i) has sent a notice that he is satisfied, or (ii) has been deemed to be satisfied, that the transaction is likely to be of “net benefit” to Canada (a “Net Benefit Ruling”).

While the Offeror does not believe, based on publicly-available financial information, that the prescribed financial threshold is met, the purchase of Calfrac Shares pursuant to the Offer may constitute a Reviewable Transaction under the Investment Canada Act. In the event that the Offer is determined to be a Reviewable Transaction, the Offer cannot be completed until a Net Benefit Ruling is obtained.

Under the Investment Canada Act there is an initial 45-day review period, which may be unilaterally extended by the Minister for an additional 30 days, after which the Minister and the investor may agree to further extensions.

The prescribed factors under section 20 of the Investment Canada Act to be considered by the Minister in determining whether to issue a Net Benefit Ruling in respect of a Reviewable Transaction include, among other things, (i) the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, capital investment, resource processing, utilization of Canadian products and services and exports); (ii) the degree and significance of participation by Canadians in the acquired business and the industry in which the Canadian business forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada; (iv) the effect of the investment on competition within an industry in Canada; (v) the compatibility of the investment with national and provincial industrial, economic, and cultural policies; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

In deciding whether to issue a Net Benefit Ruling, an applicant typically is required to provide binding written undertakings to Her Majesty in Right of Canada in support of its application. If, within the applicable review period (including any unilateral or mutually agreed upon extension thereof), the Minister sends a notice that he is satisfied that the investment is likely to be of net benefit to Canada, or if the Minister does not send a notice within the applicable review period (including any unilateral or mutually agreed upon extension thereof) and is deemed pursuant to section 21(9) of the Investment Canada Act to have been satisfied that the investment is likely to be of net benefit to Canada, the Net Benefit Ruling will have been obtained and the Reviewable Transaction may be completed.

However, if the Minister is not satisfied within the applicable review period (including any unilateral or mutually agreed upon extension thereof) that a Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect, advising the investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to be the Minister and investor. Within a reasonable time after the expiry of the period for making representations and submitting undertakings, as described above, the Minister will send a notice to the applicant that either the Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case a Net Benefit Ruling will have been obtained, or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the Reviewable Transaction may not be implemented.

In addition, under Part IV.1 of the Investment Canada Act, certain investments by non-Canadians, including but not limited to Reviewable Transactions, can be made subject to separate review on grounds that the investment could be injurious to national security. Specifically, in the case of a Reviewable Transaction, a non-Canadian investor cannot complete its investment where it has received, at any time from when the Minister becomes aware of the transaction and 45 days from when the investor has filed its application, notice (a “National Security Notice”) from the Minister that the investment may be or will be subject to a national security review (a “National Security Review”). Where the investor has received a National Security Notice, the Minister has an additional 45 days to determine whether to order a National Security Review. Pursuant an order issued by the Minister on July 31, 2020 pursuant to the Time Limits and Other Periods Act (COVID-19), for all investments for which an application for review or a notification has been certified between July 31, 2020 and December 31, 2020 (the “Ministerial Order”), these periods have been extended to 60 days and 90 day, respectively. Where a National Security Review has been ordered, the Minister has 45 days, which period can be extended for an additional 45 days, to determine whether the investment would not be injurious to national security, in which case the National Security Review is terminated, or either that it would be injurious to national security or that the Minister is unable to determine whether the investment would be injurious to national security, in which case the Minister must refer the investment to the Governor in Council for a final determination. The Governor in Council then has 20 days to decide whether to authorize the investment, which can be on the basis of terms and conditions set by the Governor in Council or undertakings provided by the investor or, in the case of an investment that has not been completed, to prohibit its completion. If a National Security Notice has been received, and during an ongoing National Security Review, the investment cannot be completed. While the above time frames can be extended with the consent of the investor (other than the 20 day period applicable to the Governor in Council’s determination), assuming no additional extensions, the entire period of a National Security Review from the initial filing by the investor until completion of the National Security Review can be as long as 200 days, which period has been extended to 260 days pursuant to the Ministerial Order.

In the case of a Reviewable Transaction, where a National Security Review is ordered, the net benefit review is suspended and begins only if the Minister determines that the investment is not injurious to national security or the Governor in Council authorizes its completion, as applicable. The investment can close thereafter only once a Net Benefit Ruling is obtained.

In the event that the Offer is a Reviewable Transaction, the Offeror does not intend to take-up or pay for Calfrac Shares deposited pursuant to the Offer unless all applicable waiting periods and any extensions thereof have expired or been waived without restraint or challenge and the Minister has sent a notice under subsection 21(1) of the Investment Canada Act, stating that the Minister is satisfied that the transactions contemplated by the Offer are likely to be of net benefit to Canada, or the Minister has been deemed, in accordance with subsection 21(9) the Investment Canada Act, to be satisfied that the transactions contemplated by the Offer are likely to be of net benefit to Canada and either (i) no notice has been given under subsection 25.2(1) or subsection 25.3(2) of the Investment Canada Act within the prescribed period; or, (ii) if notice has been given, then the Minister has sent to the Offeror a notice under paragraph 25.2(4)(a) or paragraph 25.3(6)(b) of the Investment Canada Act, or the Governor in Council has issued an order under paragraph 25.4(1)(b) of the Investment Canada Act authorizing the Arrangement.

In the event that the Offer is not a Reviewable Transaction, the Offeror may make the prescribed notification filing prior to closing, in which case the Offeror does not currently intend to take-up or pay for Calfrac Shares deposited pursuant to the Offer unless (i) no notice has been given under subsection 25.2(1) or subsection 25.3(2) of the Investment Canada Act within the prescribed period; or, (ii) if notice has been given, then the Minister has sent to the Offeror a notice under paragraph 25.2(4)(a) or paragraph 25.3(6)(b) of the Investment Canada Act, or the Governor in Council has issued an order under paragraph 25.4(1)(b) of the Investment Canada Act authorizing the Offer.

Policy Statement on Foreign Investment Review and COVID-19

On April 18, 2020, the Government of Canada issued a Policy Statement on Foreign Investment Review and COVID-19 (the “ICA COVID-19 Policy”).

Pursuant to the ICA COVID-19 Policy, the Government of Canada has indicated that, in reviewing inbound foreign investment under the Investment Canada Act, it will ensure that foreign investments do not introduce new risks to Canada’s economy or national security, including the health and safety of Canadians. While investments will be examined on their own merits, additional scrutiny under the Investment Canada Act will be applied to foreign direct investments (both controlling and non-controlling) in Canadian businesses that are related to public health or involved in the supply of critical goods and services to Canadians or the Government of Canada.

The ICA COVID-19 Policy and enhanced scrutiny of certain foreign investments under the Investment Canada Act will continue until the economy recovers from the effects of the COVID-19 pandemic. The ICA COVID-19 Policy reiterates that, notwithstanding the potential for increased scrutiny of foreign investments, Canada remains open to investments that benefit Canadians and acknowledges that foreign direct investment is essential in ensuring that Canadian businesses are able to invest in innovation and compete in the global economy.

Other Jurisdictions

The Offeror is continuing to assess possible regulatory filings and approvals in a number of other jurisdictions, including the United States of America. In the event that the Offeror determines that regulatory filings and approvals are required or advisable in other jurisdictions, the Offeror will make any such filings and seek such approvals as it deems necessary or advisable. The Offeror does not currently intend to take-up or pay for Calfrac Shares deposited pursuant to the Offer unless all applicable waiting periods and any extensions thereof have expired or been waived without restraint or challenge and where any regulatory approvals it deems advisable have been received in respect of the acquisition of the Calfrac Shares by the Offeror in those jurisdictions.

13.	Acquisition of Calfrac Shares Not Deposited Under the Offer

If the Offeror takes up and pays for Calfrac Shares deposited under the Offer, the Offeror’s current intention is that it will pursue a Compulsory Acquisition or a Subsequent Acquisition Transaction to enable the Offeror or to acquire all Calfrac Shares not deposited under the Offer, as more particularly described below.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by holders of Calfrac Shares holding at least 90% of the issued and outstanding Calfrac Shares (other than Calfrac Shares held by the Offeror or its affiliates at the date of the Offer), the Offeror intends, to the extent possible, to acquire the Calfrac Shares not tendered to the Offer under the provisions of Part 16 of the ABCA and otherwise in accordance with applicable Laws (a ”Compulsory Acquisition”). If a Compulsory Acquisition is not available, the Offeror will use its commercially reasonable efforts to acquire the remaining Calfrac Shares not tendered to the Offer as soon as possible, including by way of a Subsequent Acquisition Transaction for consideration at least equivalent in value to the consideration paid pursuant to the Offer.

To exercise its statutory right of Compulsory Acquisition, the Offeror must give written notice (the “Offeror’s Notice”) to each holder of Calfrac Shares to whom the Offer was made but who did not accept the Offer (and each person who subsequently acquires any such Calfrac Shares) (in each case, a “Dissenting Offeree”) within 60 days after the termination of the Offer and in any event within 180 days of the date of the Offer, of such proposed acquisition. If the Offeror’s Notice is sent to a Dissenting Offeree under Subsection 196(1) of the ABCA, the Offeror is entitled and bound to acquire all of the Calfrac Shares of that Dissenting Offeree for the same price and on the same terms contained in the Offer, unless the Court of Queen’s Bench of Alberta (the “Court”) orders otherwise on an application made by that Dissenting Offeree within two months after the date of the Offeror’s Notice.

Pursuant to any such application, the Court may fix the price and terms of payment for the Calfrac Shares held by a Dissenting Offeree and make any such consequential orders and give any such directions as the Court considers appropriate. Unless the Court orders otherwise (or, if an application to the Court has been made pursuant to the provisions described in the immediately preceding sentence, at any time after that application has been disposed of) the Offeror, not earlier than two months after the date of the Offeror’s Notice, send a copy of the Offeror’s Notice to Calfrac and pay or transfer to Calfrac the consideration representing the price payable by the Offeror for the Calfrac Shares that are referred to in the Offeror’s Notice. On receiving a copy of the Offeror’s Notice and the consideration representing the price payable for the Calfrac Shares referred to in the Offeror’s Notice, Calfrac will be required to register the Offeror as the holder of those Calfrac Shares.  Any such amount received by Calfrac must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Calfrac, or by a trustee approved by the Court, in trust for the Dissenting Offerees.

The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to the Offeror. The summary is not intended to be complete nor is it meant to be a substitute for the more detailed information contained in the provisions of Part 16 of the ABCA.  Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions. The provisions of Part 16 of the ABCA are complex and require strict adherence to notice and timing provisions, failing which the rights under such provisions may be lost or altered. Shareholders who wish to be better informed about the provisions of Part 16 of the ABCA should consult their legal advisors.

The income tax consequences to a holder of Calfrac Shares of a Compulsory Acquisition may differ from the income tax consequences to such holder having its Calfrac Shares acquired pursuant to the Offer. See Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations”.  Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compulsory Acquisition if proposed.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Calfrac Shares validly deposited under the Offer and the right of Compulsory Acquisition is not available to the Offeror for any reason or will not result in the Offeror acquiring all Calfrac Shares outstanding and potentially issuable on exercise, exchange or conversion of any convertible securities that may be outstanding, the Offeror currently intends to take such action as is necessary or advisable to acquire all Calfrac Shares not acquired under the Offer.

Such action may include causing a special meeting of Shareholders to be called to consider an arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or similar transaction involving Calfrac and the Offeror and/or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire, directly or indirectly, all of the Calfrac Shares and/or all of the assets of Calfrac (a “Subsequent Acquisition Transaction”). Under such a Subsequent Acquisition Transaction, Calfrac may continue as a separate subsidiary of the Offeror following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Calfrac Shares acquired pursuant to the Offer. If the Offeror takes up and pays for such number of Calfrac Shares which constitutes at least 66 2/3% of the outstanding Calfrac Shares (on a fully‑diluted basis) under the Offer, the Offeror will own sufficient Calfrac Shares to effect a Subsequent Acquisition Transaction. Although the Offeror’s current intention is to effect a Subsequent Acquisition Transaction, the Offeror reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a Shareholder being terminated without the consent of the Shareholder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Calfrac Shares will be a “business combination” under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to obtain a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and, among other things, include a summary of such valuation in the disclosure document for the Subsequent Acquisition Transaction unless the valuation is included in its entirety in the disclosure document. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Calfrac and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed no later than 120 days after the expiry of a take-over bid provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering shareholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the take-over bid disclosure documents (and which disclosure has been provided herein). The Offeror currently intends that the consideration per Calfrac Share offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration per Calfrac  Share paid to the Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror expects to rely on this exemption.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the Offeror expects that the provisions of the ABCA and Calfrac’s constating documents will require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Calfrac Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. In addition to any other required security holder approval, in order to complete a business combination, MI 61-101 would also require the approval of a majority of the votes cast by “minority” Shareholders to be obtained unless an exemption is available or discretionary relief is granted by applicable securities authorities. If, however, following the Offer, the Offeror is the holder of 90% or more of the Calfrac Shares at the time the Subsequent Acquisition Transaction is agreed to, the requirement for minority approval would not apply to the transaction if an enforceable appraisal remedy or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any business combination, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities authorities, all Shareholders other than (a) the Offeror (other than in respect of Calfrac Shares acquired pursuant to the Offer, as described below), (b) any “interested party” (within the meaning of MI 61-101), (c) any “related party” of an “interested party”, unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither “interested parties” nor “issuer insiders” (in each case within the meaning of MI 61-101) of Calfrac, and (d) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons.

MI 61-101 also provides that the Offeror may treat Calfrac Shares acquired under the Offer as “minority” Calfrac Shares and vote them, or to consider them voted, in favour of such business combination if, among other things: (i) the business combination is completed no later than 120 days after the Expiry Time; (ii) the consideration per security paid in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (iii) certain disclosure is provided in the Circular (and which disclosure has been provided herein); and (iv) the Shareholder who tendered such Calfrac Shares to the Offer was not (A) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (B) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (C) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Share that was not identical in amount and form to the entitlement of the general body of holders in Canada of Calfrac Shares.

The votes attributed to the 28,720,172 Calfrac Shares held by the Offeror and its affiliates may not be counted as votes in favour of any such business combination transaction.  See Section 6 of the Circular, “Ownership of Securities of Calfrac”.

MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer where, among other things (a) the benefit is not conferred for the purposes of increasing the value of the consideration paid to the related party for securities relinquished under the transaction or bid; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction or bid in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction or in the directors’ circular in the case of a bid; and (d) the related party and its associated entities beneficially own or exercise control or direction over less than one percent of the outstanding securities of each class of equity securities of the issuer.

In addition, MI 61-101 also excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer where such benefit meets the criteria described in (a) to (c) of the previous paragraph and (i) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the transaction or bid, in exchange for the equity securities beneficially owned by the related party, (ii) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than five percent of the value referred to in clause (i) above, and (iii) the independent committee’s determination is disclosed in the disclosure document for the transaction or in the directors’ circular in the case of a bid.

The Offeror currently intends: (a) that the consideration offered per Calfrac Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration per Calfrac Share paid under the Offer; (b) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time; and (c) to cause any Calfrac Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

The Offeror is not aware of any votes attached to the Calfrac Shares to be acquired under the Offer that would be required to be excluded from being counted as part of the minority approval.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Calfrac Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Calfrac Shares. The fair value so determined could be more or less than the amount paid per Calfrac Share pursuant to such Subsequent Acquisition Transaction or pursuant to the Offer.

The income tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the income tax consequences to such Shareholder having its Calfrac Shares acquired pursuant to the Offer. See Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations”.  Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if proposed.

Other Alternatives

If the Offeror is unable to, or elects not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable Laws, taking no further action, purchasing additional Calfrac Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, as applicable, or acquiring the assets of Calfrac by way of an arrangement, amalgamation, reorganization, redemption, asset sale or other transaction between the Offeror and/or one or more of its affiliates. Subject to applicable Laws, any additional purchases of Calfrac Shares could be at a price greater than, equal to or less than the price to be paid for Calfrac Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Calfrac Shares or, subject to applicable Laws, may sell or otherwise dispose of any or all Calfrac Shares acquired under the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Calfrac Shares under the Offer.

Judicial Developments

On July 31, 2017, MI 61-101 came into force in the Province of Alberta, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. See “Subsequent Acquisition Transaction” above.

Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

14.	Agreements, Commitments or Understandings

There are (a) no agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or officers of Calfrac, including for any payment or other benefit proposed to be made or given by way of compensation for loss of office or their remaining in or retiring from office if the Offer is successful, and (b) no agreements, commitments or understandings made or proposed to be made between the Offeror and any securityholder of Calfrac relating to the Offer.  There are no agreements, commitments or understandings between the Offeror and Calfrac relating to the Offer and the Offeror is not aware of any agreement, commitment or understanding that could affect control of Calfrac, except as disclosed in the Calfrac Circular.

15.	Certain Canadian Federal Income Tax Considerations

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”), as of the date hereof, generally applicable to a beneficial owner of Calfrac Shares who disposes of Calfrac Shares pursuant to the Offer or otherwise disposes of Calfrac Shares pursuant to certain transactions described under Section 13 of the Circular, “Acquisition of Calfrac Shares Not Deposited Under the Offer” and who, at all relevant times, for purposes of the Tax Act, holds the Calfrac Shares as capital property, deals at arm’s length with Calfrac and the Offeror and is not affiliated with Calfrac or the Offeror (a “Holder”). Generally, the Calfrac Shares will be capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary does not apply to a Shareholder (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to report its “Canadian tax results,” as defined in the Tax Act, in a currency other than Canadian Dollars, (v) that has entered or will enter into, with respect to its Calfrac Shares, a “derivative forward agreement,” as such term is defined in the Tax Act, or (vi) who acquired Calfrac Shares on the exercise of an employee stock option.  All such Shareholders are advised to consult with their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by it prior to the date hereof. This summary takes into account all specific proposals (the “Tax Proposals”) to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that such proposals will be enacted in the form currently proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from the Canadian federal income tax considerations described herein.

This summary assumes that any person that held or holds at any time options, warrants or other conversion or exchange rights to acquire Calfrac Shares will have exercised them and acquired Calfrac Shares. Accordingly, this summary does not address persons who hold such rights and such persons should consult their own tax advisors for advice regarding the income tax consequences to them of the expiry or exercise thereof, of the continued holding thereof, or replacement thereof, after the Expiry Time and of the acquisition, holding and disposing of Calfrac Shares or any other securities acquired on exercise thereof, which may differ materially from the discussion about income tax considerations set forth in this summary.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Shareholder to whom the Offer is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors for advice concerning the income tax consequences to them of disposing of their Calfrac Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax laws, and under foreign tax laws, having regard to their own particular circumstances.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention is, or is deemed to be, resident in Canada (a “Resident Holder”).

Certain Resident Holders whose Calfrac Shares might not otherwise be considered capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Calfrac Shares, and all other “Canadian securities” as defined in the Tax Act owned by such Resident Holder in the taxation year in which such election is made, and in all subsequent taxation years, deemed to be capital property. Resident Holders contemplating making a subsection 39(4) election should consult their own tax advisors.

Disposition of Calfrac Shares Pursuant to the Offer

Generally, a Resident Holder whose Calfrac Shares are disposed of pursuant to the Offer will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition received by the Resident Holder for such Calfrac Shares, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such Calfrac Shares immediately before the disposition.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for the year may ordinarily be carried back and deducted against taxable capital gains realized in any of the three preceding taxation years or carried forward and deducted in any following taxation year, to the extent and under the circumstances specified in the Tax Act.

In general, the amount of any capital loss realized by a Resident Holder which is a corporation on the disposition of Calfrac Shares may be reduced by the amount of any dividends previously received or deemed to have been received on such Calfrac Shares (or on a share for which such Calfrac Share is substituted or exchanged), subject to and in the circumstances specified in the Tax Act. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns Calfrac Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable for an additional refundable tax on certain investment income for the year, including taxable capital gains.

Capital gains realized by individuals or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the potential application of alternative minimum tax.

Disposition of Calfrac Shares Pursuant to a Compulsory Acquisition

As described under Section 13 of this Circular, “Acquisition of Calfrac Shares Not Deposited Under the Offer — Compulsory Acquisition” the Offeror may, in certain circumstances, acquire Calfrac Shares not deposited pursuant to the Offer pursuant to the provisions of the ABCA.

The Canadian federal income tax consequences to Resident Holders of a disposition of Calfrac Shares in such circumstances generally will be as described above under “Disposition of Calfrac Shares Pursuant to the Offer”, unless a Resident Holder exercises the right to go to court for a determination of fair value and is entitled to receive the fair value of the Resident Holder’s Calfrac Shares. In this case, the proceeds of disposition of the Resident Holder’s Calfrac Shares will be the amount (other than interest) determined by the court. As a result, such Resident Holder will realize a capital gain (or capital loss) generally calculated in the same manner and with the same tax consequences as described above. The Resident Holder will be required to include in computing its income any interest awarded by the court in connection with a Compulsory Acquisition.

Resident Holders should consult their own tax advisors with respect to the potential tax consequences to them of disposing of their Calfrac Shares pursuant to a Compulsory Acquisition.

Disposition of Calfrac Shares Pursuant to a Subsequent Acquisition Transaction

As described under Section 13 of this Circular, “Acquisition of Calfrac Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction,” if the Offeror does not acquire all of the Calfrac Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Calfrac Shares.

The Canadian federal income tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered. The Offeror may propose an amalgamation, statutory arrangement, capital reorganization, amendment to its articles, consolidation or other transaction. It is not practical to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Holder except in very general terms. However, the Canadian federal income tax consequences of a Subsequent Acquisition Transaction may differ from those arising on the disposition of Calfrac Shares under the Offer and will depend on the particular form and circumstances of such Subsequent Acquisition Transaction. For example, a Resident Holder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or capital loss, be deemed to receive a dividend or incur both results. No opinion is expressed herein as to the Canadian federal income tax consequences of any such Subsequent Acquisition Transaction to a Resident Holder.

Resident Holders should consult their own tax advisors with respect to the potential tax consequences to them of disposing of their Calfrac Shares pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 10 of this Circular, “Information Concerning the Calfrac Shares – Effect of the Offer on the Market for and Listing of Calfrac Shares”, the Calfrac Shares may cease to be listed on the TSX following the completion of the Offer.  Resident Holders are cautioned that, if the Calfrac Shares are no longer listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX) and Calfrac ceases to be a “public corporation” for purposes of the Tax Act, the Calfrac Shares will not be “qualified investments” (as defined in the Tax Act) for trusts governed by registered retirement savings plans, registered retired income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (as each term is defined in the Tax Act). Resident Holders who hold Calfrac Shares in such plans should consult their own tax advisors with respect to the potential income tax consequences to them in this regard.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Calfrac Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or that are “authorized foreign banks” as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisors.

Disposition of Calfrac Shares Pursuant to the Offer

A Non-Resident Holder who disposes of Calfrac Shares to the Offeror pursuant to the Offer will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of the Calfrac Shares unless such Calfrac Shares are or are deemed to be “taxable Canadian property”, as defined in the Tax Act, of the Non-Resident Holder at the time of the disposition and are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act.

Generally, the Calfrac Shares will not constitute “taxable Canadian property” to a Non-Resident Holder at the time of disposition provided that the Calfrac Shares are listed at that time on a “designated stock exchange” (which currently includes the TSX), unless at any particular time during the 60-month period immediately preceding the disposition (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal with at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of Calfrac, and (ii) more than 50% of the fair market value of the Calfrac Share was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) “Canadian resource property” as defined in the Tax Act; (c) “timber resource property” as defined in the Tax Act; and (d) options in respect of, or interests in, or for civil law rights in, property in (a) to (c) whether or not such property exists.

Notwithstanding the foregoing, in certain circumstances as set out in the Tax Act, the Calfrac Shares could be deemed to be “taxable Canadian property” of the Non-Resident Holder.

Even if the Calfrac Shares are “taxable Canadian property” of a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Calfrac Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if, at the time of the disposition, the Calfrac Shares constitute “treaty-protected property” of the Non-Resident Holder, as defined in the Tax Act. Calfrac Shares will generally be “treaty-protected property” to a Non-Resident Holder at the time of the disposition if the gain from the disposition of such Calfrac Shares would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention in their particular circumstances.

In the event that the Calfrac Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder on the disposition thereof pursuant to the Offer, such Non-Resident Holder will realize a capital gain (or capital loss) generally computed in the manner described above under the subheading “- Holders Resident in Canada — Disposition of Calfrac Shares Pursuant to the Offer.” The Non-Resident Holder may be subject to tax under the Tax Act in respect of any such capital gain realized on the disposition and the Non-Resident Holder may be required to file a Canadian income tax return for the year in which the disposition (or any deemed disposition) occurs (unless the disposition is an “excluded disposition” as defined in the Tax Act).

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their Calfrac Shares under the Offer.

Disposition of Calfrac Shares Pursuant to a Compulsory Acquisition

As described in Section 13 of the Circular, “Acquisition of Calfrac Shares Not Deposited Under the Offer — Compulsory Acquisition” the Offeror may, in certain circumstances, acquire Calfrac Shares not deposited pursuant to the Offer pursuant to the provisions of the ABCA.

The Canadian federal income tax consequences to a Non-Resident Holder who disposes of Calfrac Shares in such circumstances generally will be the same as described under “Holders Not Resident in Canada — Disposition of Calfrac Shares Pursuant to the Offer” except that in determining whether a Calfrac Share is “taxable Canadian property”, more stringent rules may be applied where the Calfrac Shares cease to be listed on a designated stock exchange (see subheading “  Holders Not Resident in Canada - Potential Delisting”).

Interest awarded by the court and paid or credited to a Non-Resident Holder who obtains an order of the court in respect of a Compulsory Acquisition will generally not be subject to Canadian withholding tax under the Tax Act provided the interest is not “participating debt interest” as defined in the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the potential Canadian federal income tax consequences to them of disposing of their Calfrac Shares pursuant to a Compulsory Acquisition.

Disposition of Calfrac Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 13 of the Circular, “Acquisition of Calfrac Shares Not Deposited - Subsequent Acquisition Transaction,” if the Offeror does not acquire all of the Calfrac Shares pursuant to the Offer, by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Calfrac Shares.

The Canadian federal income tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered. The Offeror may propose an amalgamation, statutory arrangement, capital reorganization, amendment to its articles, consolidation or other transaction. It is not practical to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder except in very general terms. However, the Canadian federal income tax consequences of a Subsequent Acquisition Transaction may differ from those arising on the disposition of Calfrac Shares under the Offer and will depend on the particular form and circumstances of such Subsequent Acquisition Transaction. For example, a Non-Resident Holder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or a capital loss, be deemed to receive a dividend or incur both results as discussed above under “Holders Resident in Canada - Disposition of Calfrac Shares Pursuant to Subsequent Acquisition Transaction.” No opinion is expressed herein as to the Canadian federal income tax consequences of any such Subsequent Acquisition Transaction to a Non-Resident Holder.

A Non-Resident Holder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or a capital loss, be deemed to receive a dividend or incur both results as discussed above under “—Holders Resident in Canada — Disposition of Calfrac Shares Pursuant to Subsequent Acquisition Transaction.” No opinion is expressed herein as to the Canadian federal income tax consequences of any such Subsequent Acquisition Transaction to a Resident Holder.

Any interest awarded by the court and paid or credited to a Non-Resident Holder who obtains an order of the court in respect of a Subsequent Acquisition Transaction will generally not be subject to Canadian withholding tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors for advice with respect to the tax consequences to them of disposing of their Calfrac Shares pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 10 of this Circular, “Information Concerning the Calfrac Shares – Effect of the Offer on the Market for and Listing of Calfrac Shares”, the Calfrac Shares may cease to be listed on the TSX following the completion of the Offer. Non-Resident Holders are cautioned that, if the Calfrac Shares are no longer listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX) at the time of their disposition, the Calfrac Shares may constitute taxable Canadian property if, at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Calfrac Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any of the foregoing properties (whether or not such property exists).

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Calfrac Shares could also be deemed to be taxable Canadian property to the Non-Resident Holder. Non-Resident Holders should consult their own tax advisors for advice as to whether their Calfrac Shares may constitute taxable Canadian property, having regard to their particular circumstances.

If the Calfrac Shares are taxable Canadian property of the Non-Resident Holder at the time of their disposition and are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition. Furthermore, if the Calfrac Shares are not listed on a recognized stock exchange (as defined in the Tax Act) at the time of their disposition, the notification and, in certain circumstances, the withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder with the result that, among other things, unless the Offeror has received a clearance certificate pursuant to section 116 of the Tax Act relating to the disposition of the Non-Resident Holder’s Calfrac Shares, the Offeror will deduct or withhold 25% from any payment made to the Non-Resident Holder and will remit such amount to the Receiver General of Canada on account of the Non-Resident Holder’s liability for tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Calfrac Shares under the Offer.

16.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

17.	Depositary

Laurel Hill Advisory Group (the “Depositary”) will receive deposits of certificate(s) representing Calfrac Shares and accompanying Letters of Transmittal at its Toronto office specified in the Letter of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and disbursing payment for Calfrac Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws.

Shareholders will not be obligated to pay any fee or commission if they accept an Offer by transmitting their Calfrac Shares directly to the Depositary.

18.	Expenses of the Offer

The Offeror will be responsible for paying its fees and expenses in connection with the Offer and Circular including without limitation all legal, financial advisory, filing and printing costs incurred in connection with the Offer, which are currently estimated to be approximately $500,000.

19.	Requirements of an Insider Bid

The Offer is an “insider bid” within the meaning of MI 61-101 by virtue of the Offeror and its affiliates owning securities of Calfrac carrying more than 10% of the voting rights attached to all outstanding voting securities of Calfrac. Applicable Securities Laws require that a formal valuation of the securities that are the subject of the bid be prepared by an independent valuator, filed with the applicable securities regulators and summarized in the takeover bid circular, unless an exemption from this requirement is available.  The Offeror is relying on the exemption from the formal valuation requirement set out in section 2.4(1)(a) of MI 61-101.

Applicable Securities Laws also require that every “prior valuation” (as defined in MI 61-101) of Calfrac, its material assets or its securities made in the 24 months preceding the date of the Offer, that is known to the Offeror or its directors and senior officers, be disclosed in this Circular. No such prior valuations made in the 24 months preceding the date of the Offer are known, after reasonable enquiry, to the Offeror or its directors and officers, or any affiliate of the Offeror or such affiliates’ directors and officers.  See Section 8, “Exemption from Valuation Requirement; Prior Valuations”.

20.	Legal Matters

Legal matters on behalf of the Offeror will be passed upon by, and the opinion contained under “Certain Canadian Federal Income Tax Considerations” has been provided by, Cassels Brock & Blackwell LLP, counsel to the Offeror.

GLOSSARY

In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:

“ABCA” means the Business Corporations Act (Alberta), as amended from time to time;

“affiliate” has the meaning ascribed to that term in NI 62-104;

“allowable capital loss” has the meaning ascribed to that term in Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Alternative Transaction” means, in respect of Calfrac: (a) an amalgamation, merger, arrangement, consolidation, or any other transaction involving Calfrac, or an amendment to the terms of a class of its equity securities, as a consequence of which the interest of a holder of an equity security of Calfrac may be terminated without the holder’s consent, regardless of whether the equity security is replaced with another security, but does not include: (i) a consolidation of securities that does not have the effect of terminating the interests of holders of equity securities of Calfrac in those securities without their consent, except to an extent that is nominal in the circumstances, (ii) a circumstance in which Calfrac may terminate a holder’s interest in a security, under the terms attached to the security, for the purpose of enforcing an ownership or voting constraint that is necessary to enable Calfrac to comply with legislation, lawfully engage in a particular activity or have a specified level of Canadian ownership, or (iii) a transaction solely between or among Calfrac and one or more of its subsidiaries, (b) a sale, lease or exchange of all or substantially all the property of Calfrac if the sale, lease or exchange is not in the ordinary course of its business, but does not include a sale, lease or exchange solely between or among Calfrac and one or more of its subsidiaries;

“Applicable Securities Laws” means the Securities Act (Alberta) and the regulations thereunder and all other applicable Canadian and United States securities Laws;

“associate” has the meaning ascribed to that term in NI 62-104;

“Board” means the board of directors of Calfrac;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Toronto, Ontario and Calgary, Alberta;

“Calfrac” means Calfrac Well Services Ltd., a corporation existing under the ABCA;

“Calfrac Circular” means the Management Information Circular of Calfrac dated August 17, 2020;

“Calfrac Shares” means the common shares of Calfrac, and “Calfrac Share” means any one common share;

 “CDS Participant” means a participant of CDS, which includes investment dealers, stockbrokers, banks, trust companies and other financial institutions that maintain custodial relationships with a participant, either directly or indirectly;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee (which is at the date hereof CDS & Co.);

“Circular” means the take-over bid circular accompanying and forming part of the Offer;

“Convertible Securities” means options, warrants, and all other securities exercisable for, convertible into or exchangeable for Calfrac Shares;

“Compulsory Acquisition” has the meaning ascribed to that term in Section 13 of the Circular, “Acquisition of Calfrac Shares Not Deposited Under the Offer — Compulsory Acquisition”;

“CRA” has the meaning ascribed to that term in Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Depositary” means Laurel Hill Advisory Group;

“Deposited Securities” has the meaning ascribed thereto in Section 3 of the Offer “Manner of Acceptance - Dividends and Distributions”;

“Dissenting Offeree” has the meaning ascribed to that term in Section 13 of the Circular, “Acquisition of Calfrac Shares Not Deposited Under the Offer”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance - Dividends and Distributions”;

“Eligible Institution” means a Canadian Schedule I chartered bank, a commercial bank or trust company in the United States, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) acceptable to the Depositary. Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

“Expiry Date” means December 23, 2020, or such earlier or later date or dates to which the Offer may be abridged or extended from time to time by the Offeror in accordance with Section 5 of the Offer, “Extension, Variation or Change of the Offer”;

“Expiry Time” means, in respect of the Offer, 4:00 p.m. (Toronto time) on the Expiry Date;

“Governmental Entity” means: (a) any sovereign nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission (including any securities commission), instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; (c) any stock exchange; or (d) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing entities established to perform a duty or function on its behalf;

“Holder” has the meaning ascribed to that term in Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Information Agent” means Laurel Hill Advisory Group;

“Initial Deposit Period” means the period from the date hereof until the Expiry Time, unless otherwise shortened or amended in accordance with applicable law;

“Intermediary” means a registered broker or dealer, financial institution or other intermediary (within the meaning ascribed to that term in National Instrument 54-101 of the Canadian Securities Administrators, as amended) that holds securities on behalf of a person who is not the registered holder thereof;

“joint actor” has the meaning ascribed to that term in MI 61-101;

“Laws” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, notices, by-laws, rules, regulations, ordinances, or other requirements, policies or instruments of any Governmental Entity having the force of law;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer and Circular to be delivered by holders of Calfrac Shares to the Depositary to effect the tender of Calfrac Shares pursuant to the Offer;

“Management Transaction” means the various transactions to be undertaken by Calfrac and its affiliates through an Arrangement under Section 192 of the Canada Business Corporations Act as described in the Calfrac Circular and any amendment, variation or replacement of such transactions;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“Meeting” means the special meeting of shareholders of Calfrac to be held on September 17, 2020 to, among other things, consider the Management Transaction, and any adjournment of such meeting;

“NI 62-104” means National Instrument 62-104 - Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Non-Resident Holder” has the meaning ascribed to that term in Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

“Notice” has the meaning ascribed to that term in Section 13 of the Circular, “Acquisition of Calfrac Shares Not Deposited Under the Offer”;

“Offer” means the offer to purchase all of the outstanding Calfrac Shares not already owned by the Offeror or its affiliates made hereby by the Offeror to holders of Calfrac Shares, the terms of which are set forth in the accompanying Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

“Offeror” means THRC Holdings L.P., an affiliate of Wilks;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Purchased Calfrac Shares” has the meaning ascribed to that term in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Resident Holder” has the meaning ascribed to that term in Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Secured Notes” means the 10.875% Second Lien Secured Notes due 2026 issued by Calfrac;

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;

“Shareholders” means holders of Calfrac Shares other than the Offeror or affiliates of the Offeror;

“Subsequent Acquisition Transaction” has the meaning ascribed to that term in Section 13 of the Circular, “Acquisition of Calfrac Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction”;

“Superior Alternative Proposal” means the written proposal to effect a restructuring of Calfrac’s capital that was made to the Board of Calfrac by Wilks on August 4, 2020, the details of which can be found at www.afaircalfrac.com;

“Tax Act” has the meaning ascribed to that term in Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals” has the meaning ascribed to that term in Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning ascribed to that term in Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“THRC” means THRC Holdings L.P., a limited partnership organized under the laws of the State of Texas;

“TSX” means the Toronto Stock Exchange;

“Unsecured Notes” means the 8.50% Senior Unsecured Notes due 2026 issued by Calfrac;

“U.S. Shareholders” means Shareholders resident in the United States; and

“Wilks” means Wilks Brothers, LLC, a corporation incorporated under the laws of the State of Delaware.

CONSENT OF CASSELS BROCK & BLACKWELL LLP

To:	The Board of Directors of THRC Management LLC, as General Partner of THRC Holdings L.P.

We hereby consent to the reference to our opinion contained under Section 15, “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated September 9, 2020 by Wilks Brothers, LLC to the holders of common shares of Calfrac Well Services Ltd.

Toronto, Ontario

September 9, 2020

(Signed) “Cassels Brock & Blackwell LLP”

APPROVAL AND CERTIFICATE OF THRC MANAGEMENT LLC, GENERAL PARTNER OF THRC HOLDINGS LP

DATED: September 9, 2020

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the holders of common shares of Calfrac Well Services Ltd. has been authorized by the board of directors of THRC Management LLC, as general partner of THRC Holdings L.P.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors of THRC Management LLC (signed) “Dan Wilks” Director

The Information Agent and Depositary is:

FOR INQUIRIES

North America Toll Free: 1-877-452-7184

Calls outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

FOR DEPOSITING SHARES

By Email: wilkscalfrac@laurelhill.com

By Facsimile Transmission: 1-416-646-2415

By Mail:

PO Box 370
STN Adelaide
Toronto, Ontario
M5C 2J5
Canada

By Registered Mail or Courier:

70 University Avenue, Suite 1440
Toronto, Ontario
Canada

Any questions and requests for assistance or additional copies of the Circular and the Letter of Transmittal may be directed by the Shareholders to the Information Agent and Depositary at the telephone number and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL (PRINTED ON BLUE PAPER) SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY THRC HOLDINGS L.P., AN AFFILIATE OF WILKS BROTHERS, LLC, TO PURCHASE ALL OUTSTANDING COMMON SHARES OF CALFRAC WELL SERVICES LTD.

LETTER OF TRANSMITTAL

for the deposit of Common Shares of

CALFRAC WELL SERVICES LTD.

under the Offer dated September 9, 2020 made by

THRC HOLDINGS L.P.,

an affiliate of Wilks Brothers, LLC

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON DECEMBER 23, 2020 (THE “EXPIRY TIME”) UNLESS THE OFFER IS ABRIDGED, EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

1.	YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING COMMON SHARE CERTIFICATE(S) OR DIRECT REGISTRATION SYSTEM (“DRS”) ADVICES;

2.	YOU ARE ACCEPTING THE OFFER USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.	YOU PREVIOUSLY DEPOSITED SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

This Letter of Transmittal (the “Letter of Transmittal”), or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deposit common shares (the “Calfrac Shares”), of Calfrac Well Services Ltd. (“Calfrac”) under the offer dated September 9, 2020 (the “Offer”) made by THRC Holdings L.P. (the “Offeror”), an affiliate of Wilks Brothers, LLC, to purchase, upon and subject to the terms and conditions of the Offer, all of the issued and outstanding Calfrac Shares not already owned by the Offeror or its affiliates, including all Calfrac Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time, and must be received by Laurel Hill Advisory Group (the “Depositary”) at or prior to the Expiry Time at its office specified below. Pursuant to the Offer, holders of Calfrac Shares (the “Shareholders”) will receive, for each Calfrac Share held, $0.18 in cash (the “Purchase Price”).

Shareholders can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance – Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal. Shareholders who utilize CDSX or DTC to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where Calfrac Shares are deposited by way of book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the “undersigned” are to the person on whose behalf that book-entry transfer is made (notwithstanding that such person has not executed a Letter of Transmittal).

If a Shareholder wishes to deposit Calfrac Shares under the Offer and (a) the certificate(s) representing the Calfrac Shares is not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of the Calfrac Shares on a timely basis, or (c) the certificate(s) and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, those Calfrac Shares may nevertheless be deposited under the Offer in compliance with the procedures for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery (printed on yellow  paper) or a manually executed facsimile thereof,  accompanying the Offer and Circular. See Instruction 2 below, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and related circular dated September 9, 2020 (the “Offer and Circular”) have the respective meanings ascribed thereto in the Offer and Circular. All dollar references in this Letter of Transmittal refer to Canadian dollars.

As used herein, the term “U.S. Shareholder” means a beneficial owner of Calfrac Shares that is (a) an individual citizen or resident of the United States, for U.S. federal income tax purposes, (b) a corporation, partnership or other entity taxable as a corporation or partnership created or organized under the laws of the United States or any State thereof, (c) an estate the income of which is subject to U.S. federal income tax without regard to its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing Calfrac Shares with the Depositary may be directed to the Depositary. The Depositary’s contact details are provided at the end of this document. Shareholders whose Calfrac Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Calfrac Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 7 BELOW, “FORM W-9 FOR U.S. SHAREHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 7 BELOW.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	THRC HOLDINGS L.P., an affiliate of WILKS BROTHERS, LLC

AND TO:	LAUREL HILL ADVISORY GROUP

The undersigned delivers to you the enclosed certificate(s) representing Calfrac Shares deposited under the Offer. Subject only to the withdrawal rights in respect of the Calfrac Shares described in the Offer and Circular or available at Law, the undersigned irrevocably accepts the Offer for such Calfrac Shares upon the terms and conditions contained in the Offer and this Letter of Transmittal. The following are the details of the enclosed certificate(s):

Box 1 CALFRAC SHARES (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate or Holder Identification Number(s) (if available)*	Name(s) in Which Calfrac Share(s) is (are) Registered (fill in exactly as name(s) appear(s) on certificate or DRS advice(s))**	Number of Calfrac Shares Represented by Certificate or DRS advice(s) *	Number of Calfrac Shares Deposited***

TOTAL:

(If space is not sufficient, please attach a list in the above form)

☐	Some or all of my Calfrac Share certificates have been lost, stolen or destroyed. Please review Instruction # 10 for the procedure to replace lost or destroyed certificates. (Check box if applicable).

*	You do not need to complete these columns in respect of Calfrac Shares deposited by book-entry transfer.
**
If Calfrac Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Shareholder.  (See Instructions 3 and 9 of this Letter of Transmittal.

***	Unless otherwise indicated, the total number of Calfrac Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 6 below, “Partial Deposits”.

The undersigned acknowledges receipt of the Offer and Circular and acknowledges and agrees that the deposit of Calfrac Shares under the Offer will constitute a binding agreement between the undersigned and the Offeror, upon and subject to the terms and conditions of the Offer and this Letter of Transmittal.

The undersigned represents and warrants that:

the undersigned has full power and authority to deposit, sell, assign and transfer (i) all of the Calfrac Shares deposited hereunder (the “Deposited Calfrac Shares”), and (ii) all rights and benefits arising from such Deposited Calfrac Shares, including, without limitation, any and all dividends, distributions, payments, securities, property, rights or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Calfrac Shares or any of them on and after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, “Distributions”);

the undersigned owns the Deposited Calfrac Shares;

the Deposited Calfrac Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Calfrac Shares and Distributions, to any other person;

the deposit of the Deposited Calfrac Shares and Distributions complies with applicable Laws; and

when the Deposited Calfrac Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights in respect of the Calfrac Shares described in the Offer or available at Law, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Calfrac Shares and (unless the deposit is made pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance – Book-Entry Transfer”) delivers to the Offeror the enclosed Share certificate(s) representing the Deposited Calfrac Shares and deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Calfrac Shares, and in and to all rights and benefits arising from the Deposited Calfrac Shares and any and all Distributions.

The undersigned acknowledges that under certain circumstances the Offeror may, among other things, (i) vary, extend or terminate the Offer (see Section 5 of the Offer, “Variation or Change of the Offer”), or (ii) make such adjustments as it considers appropriate to the Purchase Price and other terms of the Offer to reflect any changes on or after the date of the Offer in the Calfrac Shares or Calfrac’s capitalization (see Section 11 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”). In addition, the undersigned acknowledges that if, on or after the date of the Offer, Calfrac should declare, set aside or pay any dividend or other Distribution, which is or are payable or distributable to Shareholders of record on a date which is prior to the date of the transfer to the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Calfrac in respect of Calfrac Shares accepted for purchase pursuant to the Offer, then without prejudice to the Offeror’s rights under Section 4 of the Offer, “Conditions of the Offer”: (a) in the case of a cash dividend, distribution or payment, the amount of the dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such Calfrac Shares, and to the extent that such dividend, distribution or payment does not exceed the cash purchase price per Calfrac Share payable by the Offeror pursuant to the Offer, the cash purchase price per Calfrac Share pursuant to the Offer will be reduced by the amount of such dividend, distribution or payment; (b) in the case of a non-cash dividend, distribution, payment, right or other interest, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividend, distribution or payment in an amount that exceeds the Purchase Price per Calfrac Share payable by the Offeror pursuant to the Offer, the whole of such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer  (see Section 11 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”).

The undersigned irrevocably constitutes and appoints effective at and after the time (the “Effective Time”) that the Offeror takes up the Deposited Calfrac Shares, the Offeror, each director and officer of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Calfrac Shares with respect to the Deposited Calfrac Shares, including any Distributions, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)
to register or record the transfer and/or cancellation of such Deposited Calfrac Shares (including any Distributions to the extent consisting of securities) on the appropriate registers maintained by or on behalf of Calfrac;

to exercise any and all rights of such Deposited Calfrac Shares including, without limitation, the right to vote any and all of such Deposited Calfrac Shares, the right to execute and deliver (provided the same is not contrary to applicable laws), as and when requested by the Offeror, any and all instruments of proxy, authorizations, requisitions, resolutions (whether in writing or otherwise and including any counterparts thereof), consents and directions in form and on terms satisfactory to the Offeror in respect of any or all Deposited Calfrac Shares, the right to revoke any such instruments, authorizations, requisitions, resolutions, consents or directions, given prior to or after the Effective Time, and the right to designate in any such instruments, authorizations, requisitions, resolutions, consents and directions, any person or persons as the proxy of such Shareholder in respect of such Deposited Calfrac Shares for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Calfrac;

to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder and/or designate in any instruments of proxy any person(s) as the proxy or the proxy nominee(s) of such Shareholder in respect of such Distributions for all purposes; and

to exercise any other rights of a Shareholder with respect to such Deposited Calfrac Shares (including any Distributions).

The undersigned revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Calfrac Shares, and agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Calfrac Shares or any Distribution by or on behalf of the undersigned unless the Deposited Calfrac Shares are not taken up and paid for in accordance with the terms of the Offer or are withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Calfrac Shares”.

The undersigned also agrees not to vote any of the Deposited Calfrac Shares at any meeting (whether annual, special or otherwise or any adjournment(s) or postponement(s) thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Calfrac and, except as may be agreed to by the Offeror in writing, not to exercise any of the other rights or privileges attached to the Deposited Calfrac Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations, consents and directions in respect of all or any of the Deposited Calfrac Shares, and agrees to designate or appoint in any such instruments of proxy, authorizations, consents and directions the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Deposited Calfrac Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Deposited Calfrac Shares with respect thereto will be revoked and no subsequent proxies or other authorization or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Calfrac Shares to the Offeror. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of persons who have deposited Calfrac Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Calfrac Shares under the Offer.

All cash payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Calfrac Shares under the Offer that have been taken up and accepted for payment will be made by the Depositary by issuing, or causing to be issued, a cheque payable in Canadian funds in the amount to which the Shareholder depositing Calfrac Shares is entitled.

Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Calfrac Shares so deposited. Unless the undersigned instructs the Depositary to hold the cheque for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the cheque will be forwarded by first class mail to such Shareholder at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Calfrac. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder. The undersigned understands and acknowledges that under no circumstances will interest accrue, or be paid by the Offeror or the Depositary by reason of any delay in making payments for any Calfrac Shares to any person on account of Calfrac Shares accepted for payment under the Offer.

A Shareholder accepting the Offer by following the procedures for book-entry transfer should contact their intermediary (i.e. broker, investment dealer, trust company, or bank) for instructions and assistance in receiving payment for their Calfrac Shares taken up and accepted for payment.

Any Deposited Calfrac Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer by either: (i) sending certificates representing the Calfrac Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Calfrac; or (ii) in the case of Calfrac Shares deposited by book-entry transfer, pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance – Book-Entry Transfer”, crediting such Calfrac Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Calfrac Shares directly with the Depositary.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigne, le soussigne est repute avoir requis que tout contrat atteste par l’offre et son acceptation par cette lettre d’envoi, de meme que tous les documents qui s’y rapportent, soient rediges exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal please review carefully and complete the following boxes, as appropriate.

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS ISSUE CHEQUE IN THE NAME OF: (please print or type)

(Name)

(E-mail Address)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone – Business Hours)

(Tax Identification, Social Insurance or Social Security Number)
BLOCK B DELIVERY INSTRUCTIONS SEND CHEQUE (Unless Block D is checked) TO: □ Same as address in Block A or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone – Business Hours)

(Tax Identification, Social Insurance or Social Security Number)

*The delivery instructions given in this Block B will also be used to return certificate(s) representing Calfrac Shares if required for any reason.

BLOCK C TAXPAYER IDENTIFICATION NUMBER U.S. residents/citizens must provide their Taxpayer Identification Number

(Taxpayer Identification Number)

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 7 below, “Form W-9 for U.S. Shareholders Only”, for further details.

BLOCK D SPECIAL PICK-UP INSTRUCTIONS ☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

□	CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Guaranteed Delivery

Name of Institution which Guaranteed Delivery

BLOCK F
U.S. SHAREHOLDERS – TAX

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER, ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR HAVE A U.S. ADDRESS:

□	The person signing this Letter of Transmittal represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or

□	The person signing this Letter of Transmittal represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.

IF YOU ARE (I) A U.S. SHAREHOLDER, (II) ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR (III) HAVE A U.S. ADDRESS, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE AND SUBMIT TO THE DEPOSITARY THE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 7 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE DEPOSITARY.

BLOCK G

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by
(if required under Instruction 3 below):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4 below)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

Address

Email Address

INSTRUCTIONS

1.	Use of Letter of Transmittal

This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed, if required by Instruction 3 below, together with the accompanying certificate(s) representing the Deposited Calfrac Shares (or, alternatively, Book-Entry Confirmation with respect thereto), and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at its office specified in this Letter of Transmittal at or prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Calfrac Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. The Offeror recommends that upon delivery of these documents to the Depositary a receipt be obtained if mailed, that registered mail or couriered, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary. For the safety of Shareholders due to COVID-19, no hand delivery of physical deposits is being accepted by the Depositary.

A completed Letter of Transmittal signed by the Shareholder or duly authorized representative along with a copy of the DRS advice(s) may also be delivered via email scan or facsimile to the Depositary at the email address or fax number at the back of this Letter of Transmittal. Only Letters of Transmittal accompanied by DRS advices or Notices of Guaranteed Delivery are acceptable for deposit via email scan or facsimile. Certificates must be mailed or couriered to the Depositary.

Shareholders whose Calfrac Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Calfrac Shares.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Calfrac Shares under the Offer and (i) the certificate(s) representing the Calfrac Shares is (are) not immediately available; or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Calfrac Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

the deposit is made by or through an Eligible Institution (as defined below);

the Notice of Guaranteed Delivery or a manually executed facsimile hereof, properly completed and executed, including the guarantee of delivery by an Eligible Institution in the form set out below, is received by the Depositary via email scan, facsimile, courier or mail at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

the certificate(s) representing all Deposited Calfrac Shares, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in this Letter of Transmittal and all other documents required by the terms of the Offer and this Letter of Transmittal, including the original Notice of Guaranteed Delivery containing an original guarantee by the Eligible Institution, are received by the Depositary at its office in Toronto, Ontario specified in this Letter of Transmittal at or prior to 4:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

If a Shareholder delivered a Notice of Guaranteed Delivery in respect of Calfrac Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received will supersede any election made in this Letter of Transmittal.

The Notice of Guaranteed Delivery must be initially delivered by courier or transmitted by email scan or facsimile or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery with the original guarantee and this Letter of Transmittal and accompanying certificate(s) representing Calfrac Shares and all other required documents to an address or transmission by email or facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc.  Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such Shareholder’s duly authorized representative (in accordance with Instruction 4 below).

If this Letter of Transmittal is executed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must execute this Letter of Transmittal.

Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s), or if this Letter of Transmittal is executed other than exactly as the name of the registered Shareholder appears on the share certificate, or if the cheque(s) is (are) to be issued or sent to a person other than the registered holder(s), or if the certificate(s) representing Calfrac Shares in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Calfrac:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and

the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s), and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

Delivery Instructions

If any cheque(s) is (are) to be sent to or if certificate(s) representing Calfrac Shares in respect of which the Offer is not being accepted is (are) are to be returned to someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such Shareholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Shareholder as it appears on the securities register maintained by or on behalf of Calfrac. Any share certificate(s) and/or cheque(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

Partial Deposits

If fewer than the total number of Calfrac Shares evidenced by any certificate(s) submitted is to be deposited, fill in the number of Calfrac Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Calfrac Shares not deposited under the Offer will be sent to the registered holder as soon as practicable after the Expiry Time (unless such holder completes Block B on this Letter of Transmittal). The total number of Calfrac Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to Shareholders who deposit their Calfrac Shares by book-entry transfer.

Form W-9 for U.S. Shareholders Only

United States federal income tax law generally requires a U.S. Shareholder who receives cash in exchange for Calfrac Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return and complying with all other necessary requirements.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the Form W-9 set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN), (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Shareholder that he is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN on Form W-9, check the appropriate box for “Exempt Payee”, and sign and date the form. See the instructions on Form W-9 (the “W-9 Instructions”) for additional instructions.

If Calfrac Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Instructions for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Instructions for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in the Form W-9; and (iii) sign and date the Form W-9. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR A NON-U.S. SHAREHOLDER WHO HAS A U.S. ADDRESS AND FAILS TO PROPERLY COMPLETE THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS AND COMPLYING WITH ALL OTHER NECESSARY REQUIREMENTS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN BY the Offeror TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

Currency of Payment

All cash payments under the Offer will be made in Canadian dollars.

Miscellaneous

If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates representing Calfrac Shares additional certificate and number of Calfrac Shares may be included on a separate signed list affixed to this Letter of Transmittal.

If Deposited Calfrac Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be properly completed and executed for each different registration.

Subject to paragraph (f) below, no alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, or a manually executed facsimile hereof, waive any right to receive any notice of the acceptance of Deposited Calfrac Shares for payment, except as required by applicable Laws.

The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta and all courts competent to hear appeals therefrom.

Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Calfrac Shares deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. the Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. the Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Calfrac Shares or any notice of withdrawal. There shall be no duty or obligation of the Offeror or the Depositary or any other person to give notice of any defect or irregularity in any deposit of any Calfrac Shares and any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give any such notice. the Offeror’s interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. the Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its address specified in this Letter of Transmittal.

Lost Certificates

If a certificate representing Calfrac Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to the registrar and transfer agent for the Calfrac Shares so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Calfrac Shares has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Calfrac Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

Assistance

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Calfrac Shares with the Depositary may be directed to the Depositary. The Depositary’s contact details are provided at the end of this document.

SHAREHOLDERS SHOULD CONTACT THE DEPOSITARY, THEIR BROKER OR OTHER FINANCIAL ADVISOR FOR ASSISTANCE IN ACCEPTING THE OFFER COMPLETING THIS LETTER OF TRANSMITTAL AND DEPOSITING SHARES WITH THE DEPOSITARY.

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED FACSIMILE HEREOF (TOGETHER WITH CERTIFICATES REPRESENTING THE SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

12.	Privacy Notice

The Depositary has advised the Company as follows: the Depositary is committed to protecting Shareholders’ personal information. In the course of providing services, the Depositary receives certain non-public personal information about Shareholders. This information could include the Shareholder’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer accounts and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code with more details of its information practices and how Shareholders’ privacy is protected. It is available at the Depositary’s website, http://www.laurelhill.com, or by writing to the Depositary at 70 University Avenue, Suite 1440, Toronto, ON M5J 2M4. The Depositary will use the information a Shareholder is providing on this form in order to process the Shareholder’s acceptance and will treat the Shareholder’s signature(s) on this form as the Shareholder’s consent to the above.

The Depositary is:

North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

FOR DEPOSITING SHARES

By Email: wilkscalfrac@laurelhill.com

By Facsimile Transmission: 1-416-646-2415

By Mail:

PO Box 370
STN Adelaide
Toronto, Ontario
M5C 2J5
Canada

By Registered Mail or Courier:

70 University Avenue, Suite 1440
Toronto, Ontario
M5J 2M4
Canada

Any questions and requests for assistance or additional copies of the Circular and the Letter of Transmittal may be directed by the Shareholders to the Depositary at the telephone number and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY THRC HOLDINGS L.P., AN AFFILIATE OF WILKS BROTHERS, LLC, TO ACQUIRE ALL OUTSTANDING COMMON SHARES OF CALFRAC WELL SERVICES LTD.

NOTICE OF GUARANTEED DELIVERY

for the deposit of Common Shares of

CALFRAC WELL SERVICES LTD.

under the Offer dated September 9, 2020 made by

THRC HOLDINGS L.P.,

an affiliate of Wilks Brothers, LLC

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON DECEMBER 23, 2020 (THE “EXPIRY TIME”) UNLESS THE OFFER IS ABRIDGED, EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF:

1.	YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE; OR

2.	YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated September 9, 2020 (the “Offer”) made by THRC Holdings L.P. (the “Offeror”), an affiliate of Wilks Brothers, LLC, to purchase all of the issued and outstanding common shares (the “Calfrac Shares”) of Calfrac Well Services Ltd. (“Calfrac”) not already owned by the Offeror or its affiliates, including all Calfrac Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time, if certificate(s) representing the Calfrac Shares to be deposited are not immediately available or if the holder (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Laurel Hill Advisory Group (the “Depositary”) at or prior to the Expiry Time at its office specified below. Pursuant to the Offer, Shareholders will receive, for each Calfrac Share held, $0.18 in cash.

The terms and conditions of the Offer and the Letter of Transmittal are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and related Circular dated September 9, 2020 (the “Offer and Circular”) have the respective meanings ascribed thereto in the Offer and Circular. All dollar references in this Notice of Guaranteed Delivery refer to Canadian dollars, except where otherwise indicated.

Questions or requests for assistance in accepting the Offer, completing this Notice of Guaranteed Delivery and depositing Calfrac Shares with the Depositary may be directed to the Depositary. Their contact details are provided at the end of this document. Shareholders whose Calfrac Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Calfrac Shares under the Offer.

 WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Calfrac Shares under the Offer and (i) the certificate(s) representing the deposited Calfrac Shares (the “Deposited Calfrac Shares”); (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time; or, those Calfrac Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

the deposit is made by or through an Eligible Institution (as defined below);

this Notice of Guaranteed Delivery or a manually executed facsimile hereof, properly completed and executed, including the guarantee of delivery by an Eligible Institution in the form set out below, is received by the Depositary at its office in Toronto, Ontario specified in this Notice of Guaranteed Delivery initially, via email scan, facsimile, courier or mail at or prior to the Expiry Time; and

the certificate(s) representing all Deposited Calfrac Shares in proper form for transfer, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal and all other documents required by the terms of the Offer and the Letter of Transmittal, including the original Notice of Guaranteed Delivery containing an original guarantee by the Eligible Institution, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to 4:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc.  Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

The undersigned understands and acknowledges that payment for Calfrac Shares deposited and taken up by the Offeror under the Offer will be made only after timely receipt by the Depositary of: (i) certificates representing such Calfrac Shares (or a Book-Entry Confirmation), (ii) a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required (or, in the case of a book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any signatures guaranteed, if so required, or an Agent’s Message in lieu of a Letter of Transmittal), and (iii) all other documents required by the Letter of Transmittal prior to 4:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time, in which case receipt must be made by the Depositary, at its office set out herein.

The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary on the purchase price of the Calfrac Shares purchased by the Offeror under the Offer, regardless of any delay in making such payment, and that the consideration for the Calfrac Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Calfrac Shares delivered to the Depositary prior to the Expiry Time, even if the certificate(s) representing all of the Deposited Calfrac Shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Calfrac Shares is not made, until after the take-up and payment for the Calfrac Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED INITIALLY BY COURIER OR TRANSMITTED BY EMAIL OR FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE SPECIFIED BELOW AT OR PRIOR TO THE EXPIRY TIME AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) REPRESENTING CALFRAC SHARES AND ALL OTHER REQUIRED DOCUMENTS TO ANY OFFICE OTHER THAN THE OFFICE OF THE DEPOSITARY SPECIFIED BELOW DOES NOT CONSTITUTE DELIVERY FOR PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

By Mail:	By Courier or Registered Mail:	By Email Scan or Facsimile Transmission:
PO Box 370 STN Adelaide Toronto, Ontario M5C 2J5 Canada	70 University Avenue, Suite 1440 Toronto, Ontario M5J 2M4 Canada	wilkscalfrac@laurelhill.com 1-416-646-2415

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS INCLUDING THE ORIGINAL OF THIS NOTICE OF GUARANTEED DELIVERY, MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING CALFRAC SHARES WITH THE EMAIL SCAN OR FAXED COPY OF THE NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR CALFRAC SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

TO:	THRC HOLDINGS L.P., an affiliate of WILKS BROTHERS, LLC

AND TO:	LAUREL HILL ADVISORY GROUP

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Calfrac Shares listed below pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Box 1 CALFRAC SHARES (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
Certificate Number(s) (if available)	Name(s) in which Calfrac Share(s) is (are) Registered (fill in exactly as name(s) appear(s) on certificate(s))	Number of Calfrac Shares Represented by Certificate(s)	Number of Calfrac Shares Deposited*

TOTAL:
*Unless otherwise indicated, the total number of Calfrac Shares evidenced by all certificates delivered with a Letter of Transmittal will be deemed to have been deposited.

GUARANTEE OF DELIVERY (Not to be used for signature guarantee)
The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Calfrac Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal in the form accompanying the Offer and Circular, or an originally signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 4:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.
Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name and Title

Postal / Zip Code	email address

Area Code and Telephone Number	Date

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Date

Shareholder Name	Signature of Shareholder

Address	Email Address & daytime telephone number

The Depositary is:

North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

FOR DEPOSITING NGD

Email: wilkscalfrac@laurelhill.com

Facsimile Transmission: 1-416-646-2415

By Mail:

PO Box 370
STN Adelaide
Toronto, Ontario
M5C 2J5
Canada

By Registered Mail or Courier:

70 University Avenue, Suite 1440
Toronto, Ontario
M5J 2M4
Canada

Any questions and requests for assistance or additional copies of the Circular and the Letter of Transmittal may be directed by the Shareholders to the Depositary at the telephone number and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

None.

PART III — UNDERTAKINGS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

PART IV — SIGNATURES

By signing this Schedule, THRC Holdings L.P. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2020		THRC Holdings L.P.,
By its general partner THRC Management, LLC.

	By:	/s/ Matthew Wilks
		Name:	Matthew Wilks
		Title:	Attorney in Fact